                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-79285
PROSPECTUS

                                2,950,000 SHARES

                          [ROCKFORD CORPORATION LOGO]

                                  COMMON STOCK
                         ------------------------------

Of the 2,950,000 shares of common stock offered, we are offering 2,500,000 shares, and the selling shareholders, none of whom are involved in our day-to-day operations, are offering 450,000 shares. We will not receive any of the proceeds from the shares sold by the selling shareholders. This is our initial public offering and no public market currently exists for our shares. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol "ROFO."

                         ------------------------------

                              PRICE $11 PER SHARE
                         ------------------------------

                                                    PER SHARE       TOTAL
                                                    ---------    -----------
Initial public offering price.....................   $11.00      $32,450,000
Underwriting discounts and commissions............   $ 0.77      $ 2,271,500
Proceeds, before expenses, to Rockford............   $10.23      $25,575,000
Proceeds, before expenses, to selling
  shareholders....................................   $10.23      $ 4,603,500

The underwriters have a 30-day option to purchase up to 442,500 additional shares of common stock from us to cover over-allotments, if any.
                         ------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                         ------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                         ------------------------------

DAIN RAUSCHER WESSELS
                          MCDONALD INVESTMENTS INC.
                                              NEEDHAM & COMPANY, INC.

                         ------------------------------

                                 April 20, 2000

                               Inside front cover


[Diamond R and Rockford Corporation Logo]

Down right side of page:

At top: Rockford Fosgate car audio logo and picture of Rockford Fosgate amplifier, speaker and source unit;

In middle: Lightning Audio car audio logo and picture of Lightning Audio amplifier, speaker and capacitor;

At bottom: Hafler professional & home audio logo and picture of Hafler amplifier, home theater speaker and powered monitor.

Bottom left side of page:

[The Standard for audio performance]

Inside gatefold of page 2:

Top of page: Car Audio Worldwide
Top center:
     [Map showing countries where Rockford Fosgate products are distributed]

Running up left side of page: [Diamond R, Rockford Fosgate logo, and picture of mechanical wolf]

Upper left of page: Independent Specialty Retailers 5000 stores worldwide
     [Photo of specialty retailer storefront and Rockford product display]

Middle left of page: Independent National Chains 350+ Stores in the USA
     [Photo of Best Buy store and Rockford product display]

Bottom left side of page:

Advanced digital technology
      [photo of Rockford Fosgate source unit, MP3 changer, digital amplifier, signal processor and subwoofer]

Running down right side of page:

[Lightning Audio logo and picture of Lightning Audio male model with arms folded across his chest]

Lower right side of page:
[Photo of Lightning Audio amplifier, subwoofer and capacitor]

Our Rockford Fosgate and Lightning Audio brands stand for products that are designed to set the standard for high-performance car audio. If you haven't heard OF us, you've HEARD us. If you haven't seen us, you've HEARD us. Our Rockford Fosgate and Lightning Audio core consumers are young adults who are passionate about their music and their brands. We are at the forefront of digital technology for car audio, with innovative products like MP3 changers, digital amplifiers, surround sound processors and, coming soon, in-car video. We intend to continue building products deserving of the premier high-performance car audio brands.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Forward-Looking Statements..................................   15
Ownership of Intellectual Property..........................   15
Use of Proceeds.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Dividend Policy.............................................   19
Selected Consolidated Financial Data........................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   29
Management..................................................   43
Related-Party Transactions..................................   50
Principal and Selling Shareholders..........................   52
Description of Capital Stock................................   55
Shares Eligible for Future Sale.............................   58
Underwriting................................................   60
Legal Matters...............................................   62
Experts.....................................................   62
Where You Can Find More Information.........................   62
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

     This summary highlights only selected information contained elsewhere in this prospectus. Before investing in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                                    ROCKFORD

     We design, manufacture and distribute high-performance audio systems for the car and professional audio markets. Our car audio products are sold primarily in the $6.3 billion worldwide car audio aftermarket to consumers who want to improve their existing car audio systems. We market our car audio products under our Rockford Fosgate and Lightning Audio brand names, selling products that include digital and analog amplifiers, speakers, source units, CD and MP3 changers and accessories. Based on 1999 dollar sales, we rank first in U.S. market share for car audio amplifiers and third for car speakers. Under our Hafler brand, we market amplifiers and speakers in the professional audio market and plan to introduce Hafler home theater products later this year.

     We believe our ability to deliver innovative and technologically advanced products appeals to our consumers' desires for distinctive, leading-edge products and powerful, high-quality sound. We continue to develop new products to capitalize on improvements in digital technology that have increased demand for high-performance audio products. Our Rockford Fosgate, Lightning Audio and Hafler products have won numerous consumer and industry awards.

Car Audio

     For over 20 years, Rockford Fosgate has been the brand of choice among our core consumers, 16-24 year old males. Many of these consumers devote a significant portion of their time and disposable income to their car audio systems. We believe our core consumers perceive Rockford Fosgate as the "coolest" car audio brand and we target our message to them using aggressive grass-roots marketing. As a result of our consumers' loyalty, we believe Rockford Fosgate has generated loyalty among the retailers who use our brand, products and distinctive marketing programs as a "pull" brand to attract these consumers.

     In June 1999, as part of our growth strategy to develop additional brands, we acquired Lightning Audio, a manufacturer and distributor of car audio accessories. In January 2000, at the Consumer Electronics Show, we introduced a line of high-performance amplifiers and subwoofers under the Lightning Audio brand name that are more moderately priced than our Rockford Fosgate products. Our newly introduced Lightning Audio amplifier won an EIA/CES Innovation Award at the Consumer Electronics Show.

     We currently sell our car audio products in the U.S. through approximately 2300 independent retail stores, including specialty dealers, audio/video retailers, national consumer electronics retailers and catalog merchants. Internationally, we sell our car audio products in over 60 countries through independent distributors and sales representatives. We believe the Rockford Fosgate brand is as widely-recognized internationally as it is in the U.S.

     Historically, specialty dealers dominated the retail distribution of car audio aftermarket products. However, over the last several years, as a result of changing consumer buying patterns, audio/video and national consumer electronics retailers have become the fastest growing distribution channels for car audio aftermarket products, increasing their combined market share from 35% in 1987 to 48% in 1999. To capitalize on these changing industry dynamics, in early 1999 we began distributing our products through Best Buy, a national consumer electronics retailer, in all of its more than 350 stores.

Professional Audio and Home Theater

     Our Hafler professional audio products are used in recording studios, movie theaters, concert facilities, stadiums, traveling bands and broadcast studios. Our amplifiers are designed for use in recording studios. We believe our ability to meet the needs of this demanding niche positions us well for expansion into other segments of the professional audio market. Additionally, we are developing a full line of home theater products, including a preamp/surround processor, multi-channel amplifiers and speakers for introduction in 2000. We believe our home theater products will benefit from the reputation of our Hafler brand in the professional audio market.

Our Growth Strategy

     Our goal is to design, produce and distribute the best engineered and most recognized and respected brands of high-performance audio products in the world. Each element of our strategy is intended to enhance and reinforce the global brand images of Rockford Fosgate, Lightning Audio and Hafler among consumers and retailers. Key elements of our growth strategy are to:

     - Continue to introduce new and technologically innovative products;

     - Acquire and develop additional audio brands, taking advantage of our technology and distribution strengths;

     - Broaden our distribution by entering new distribution channels and increasing our penetration of our existing distribution channels;

     - Capitalize on our worldwide brand recognition to increase sales in international markets; and

     - Expand our professional audio business and enter the home theater market.

As a result of our strong brands and growth strategy, we believe we can grow our business significantly and become a much larger participant in the worldwide car and professional audio markets.
                            ------------------------

     Our principal executive offices are located at 546 South Rockford Drive, Tempe, Arizona 85281, and our telephone number is (480) 967-3565. Our corporate Web site is located at www.rockfordcorp.com. INFORMATION CONTAINED ON OUR WEB SITES DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.

                                  THE OFFERING

     Except as otherwise indicated, all information in this prospectus reflects a 4.3-for-1 split of the common stock effected on August 2, 1999, and assumes no exercise of the underwriters' over-allotment option.

Common stock offered by Rockford..........    2,500,000 shares

Common stock offered by selling
  shareholders............................     450,000 shares

Common stock outstanding after the
  offering and common stock underlying
  outstanding options, warrants and
  convertible securities..................    9,793,627 shares

Use of proceeds...........................    For repayment of debt, working
                                              capital and other general
                                              corporate purposes. See "Use of
                                              Proceeds."

Nasdaq National Market symbol.............    ROFO

                          OWNERSHIP AFTER THE OFFERING

     The following table shows ownership of our outstanding shares, and shares underlying our outstanding options, warrants and convertible securities even if they are not exercisable immediately after the offering:

                                                              OPTIONS, WARRANTS
                                                OUTSTANDING    AND CONVERTIBLE
                                                  SHARES         SECURITIES         TOTAL
                                                -----------   -----------------   ---------
Officers, directors and employees.............   3,716,599        2,199,043       5,915,642
Other existing shareholders...................     778,394          149,591         927,985
New shareholders..............................   2,950,000                0       2,950,000
                                                 ---------        ---------       ---------
  Total.......................................   7,444,993        2,348,634       9,793,627
                                                 =========        =========       =========

     After this offering, we will have 7,444,993 shares outstanding, including:

     - 4,753,146 shares outstanding on December 31, 1999;

     - 67,488 shares issued after December 31, 1999, upon exercise of outstanding warrants;

     - 2,500,000 shares issued in this offering; and

     - 124,359 shares we will issue to shareholders who currently own $277,417 of our 8.5% convertible subordinated debentures or warrants and who will convert them into shares in order to sell the shares in this offering.

     In addition, after this offering we will have 2,348,634 shares reserved for issuance to holders of outstanding options, warrants and convertible securities, including:

     - 1,998,131 shares of common stock that we will issue if the holders choose to exercise outstanding options and warrants, with a weighted average exercise price of $3.34 per share;

     - 286,003 shares of common stock that we will issue if the holders of our 8.5% convertible subordinated debentures exercise their conversion rights, with a conversion price of $2.44 per share; and

     - 64,500 shares of common stock that we will issue if the holders choose to exercise outstanding options, with an exercise price of the price per share of this offering.

     We also will have reserved 272,485 shares of common stock for future issuance of options under our 1994 and 1997 stock option plans and 361,200 shares of common stock for future issuance under our 1999 employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Set forth below are summary consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999. Also set forth below is summary consolidated balance sheet data as at December 31, 1999, on an actual, pro forma and pro forma as adjusted basis. The pro forma data gives effect to (1) the conversion of $277,417 of our 8.5% convertible subordinated debentures into 113,609 shares of common stock to occur concurrently with this offering, (2) the issuance of 10,750 shares upon exercise of warrants to occur concurrently with this offering and (3) the issuance of 67,488 shares after December 31, 1999 upon exercise of outstanding warrants. The pro forma as adjusted data gives effect to the sale by us of 2,500,000 shares in this offering at the initial public offering price of $11.00 per share, our receipt of the estimated proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds. See "Capitalization."

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1997           1998           1999
                                                       -----------    -----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales............................................   $ 87,423       $ 87,577       $123,889
Gross profit.........................................     30,102         32,431         48,875
Operating income.....................................      4,646          5,523         12,531
Net income...........................................      1,632          2,305          6,497
Net income per share:
  Basic..............................................   $   0.37       $   0.52       $   1.40
  Diluted............................................   $   0.31       $   0.41       $   1.04
Shares used to calculate net income per share:
  Basic..............................................      4,401          4,412          4,641
  Diluted............................................      5,688          5,951          6,289

                                                                   DECEMBER 31, 1999
                                                       -----------------------------------------
                                                                                      PRO FORMA
                                                         ACTUAL        PRO FORMA     AS ADJUSTED
                                                       -----------    -----------    -----------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital......................................   $ 21,219       $ 21,319       $ 29,824
Total assets.........................................     51,222         51,322         59,427
Long-term debt and capital lease obligations.........     17,342         17,065          1,495
Total liabilities....................................     38,465         38,188         22,218
Shareholders' equity.................................     12,757         13,134         37,209

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are risks, including those described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock.

THE CAR AUDIO INDUSTRY IS RAPIDLY EVOLVING AND OUR PRODUCTS MAY NOT SATISFY SHIFTING CONSUMER DEMAND OR COMPETE SUCCESSFULLY WITH COMPETITORS' PRODUCTS.

     Our business is based on the demand for car audio products and our ability to introduce distinctive new products that anticipate and capitalize upon emerging technologies and changing consumer demands. If we do not introduce new products, misinterpret consumer preferences or fail to respond to changes in the marketplace, consumer demand for our products could decrease and our brand image could suffer. In addition, our competitors may introduce superior designs or business strategies, undermining our distinctive image and our products' desirability. Any of these events could cause our sales to decline.

WE MAY LOSE MARKET SHARE AND ERODE OUR BRAND IMAGE AS WE TRY TO ADAPT TO CHANGING DISTRIBUTION CHANNELS FOR CAR AUDIO PRODUCTS.

     We must successfully capitalize on new distribution strategies because the principal distributors of our products are not gaining market share. We historically distributed our products primarily through specialty dealers who sold only car audio products. We believe other product distribution channels, including audio/video retailers and large consumer electronics retailers, have captured significant market share in recent years and we now are increasing distribution of our products through these growing distribution channels. This change in distribution channels creates significant risks that:

     - We may alienate our specialty dealer base. Some specialty dealers may react to our new strategy by reducing their purchases or even replacing our products with competing product lines. Reduced specialty dealer loyalty could reduce our market share because specialty dealers continue to hold a large share of the market and contribute substantially to our brand image among our core consumers; and

     - Our brand image may erode. Selling in less-specialized distribution channels may erode our brand image, which could decrease our product prices and profit margins.

Our inability to manage our new distribution channels in a way that mitigates these risks may reduce our sales and profitability.

ANY DECREASE IN DEMAND FOR OUR AMPLIFIERS OR SPEAKERS COULD SIGNIFICANTLY DECREASE OUR SALES.

     A significant portion of our future revenue depends upon sales of our amplifier and speaker products. These two product lines collectively accounted for approximately 79% of our sales in 1997, 82% in 1998 and 79% in 1999. If sales of either of these two product lines decline, our results of operations would be adversely affected.

THE LOSS OF BEST BUY AS A CUSTOMER OR SIGNIFICANT REDUCTIONS IN ITS PURCHASES OF OUR PRODUCTS WOULD REDUCE OUR SALES.

     Best Buy is a significant customer that we could lose at any time. Best Buy accounted for 19.9% of our sales for 1999. We anticipate that Best Buy will continue to account for a significant portion of our sales for the foreseeable future. Best Buy is not obligated to any long-term purchases of our products and has considerable discretion to reduce, change or terminate its purchases of our products. Further, our relationship with Best Buy is recent, as we shipped our first products to Best

Buy in January 1999. We cannot be certain that we will retain this customer or maintain a relationship as favorable as currently exists.

WE MAY LOSE MARKET SHARE IF WE ARE UNABLE TO COMPETE SUCCESSFULLY AGAINST OUR CURRENT AND FUTURE COMPETITORS.

     Competition could result in reduced margins on our products and loss of market share. Our markets are very competitive, highly fragmented, rapidly changing and characterized by price competition and, in the car audio market, rapid product obsolescence. Our principal car audio competitors include Alpine, Clarion, Fujitsu Eclipse, JL Audio, Kenwood, Kicker, MTX, Orion, Phoenix Gold, Pioneer, Precision Power and Sony. We also compete indirectly with automobile manufacturers, who may improve the quality of original equipment sound systems, reducing demand for our aftermarket car audio products, or change the designs of their cars to make installation of our products more difficult or expensive.

     Some of our competitors have greater financial, technical and other resources than we do and many seek to offer lower prices on competing products. To remain competitive, we believe we must regularly introduce new products, add performance features to existing products and limit increases in prices or even reduce them.

IF WE DO NOT CONTINUE TO DEVELOP, INTRODUCE AND ACHIEVE MARKET ACCEPTANCE OF NEW AND ENHANCED PRODUCTS, OUR SALES MAY DECREASE.

     In order to increase sales in current markets and gain footholds in new markets, we must maintain and improve existing products, while successfully developing and introducing new products. Our new and enhanced products must respond to technological developments and changing consumer needs and preferences. We may experience difficulties that delay or prevent the development, introduction or market acceptance of new or enhanced products. Furthermore, despite extensive testing, we may be unable to detect and correct defects in our products before we ship them to our customers. This may result in loss of sales or delays in market acceptance. Even after we introduce them, our new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance. In addition, our competitors' new products and product enhancements may cause consumers to defer or forego purchases of our products.

SEASONALITY OF CAR AUDIO SALES CAUSES OUR QUARTERLY SALES TO FLUCTUATE AND MAY AFFECT THE TRADING PRICE OF OUR STOCK.

     Our sales are generally greater during the second and third quarters of each calendar year and lower during the first and fourth quarters, with our lowest sales typically occurring during the fourth quarter. As a result, after the announcement of our results of operations for the first and fourth quarters, our stock price may be lower than at other times of the year. We experience this seasonality because consumers tend to buy car audio products during the spring and summer when students are on semester breaks and generally more favorable weather facilitates installation of our products.

OUR QUARTERLY FINANCIAL RESULTS MAY FLUCTUATE SIGNIFICANTLY, MAKING FINANCIAL FORECASTING DIFFICULT AND MAKING OUR STOCK PRICE VOLATILE.

     Our quarterly results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. In some quarters, our operating results may fall below the expectations of public market analysts and investors. Our quarterly operating results are difficult to forecast for many reasons, some of which are outside of our control, including:

     - the level of product, price and dealer competition;

     - size and timing of product orders and shipments, particularly by significant customers such as Best Buy;

     - our ability to develop new products and product enhancements that respond to changes in technology and consumer needs and preferences while controlling costs;

     - weather conditions, which affect our consumers' ability to install our products;

     - capacity and supply constraints or difficulties; and

     - timing of our marketing programs and those of our competitors.

As a result, you should not rely on historical results as an indication of our future performance. In addition, some of our expenses are fixed and cannot be reduced in the short term. Accordingly, if sales do not meet our expectations, our results of operations are likely to be negatively and disproportionately affected. In this event, our stock price may fall dramatically.

A DECLINE IN DISCRETIONARY SPENDING LIKELY WOULD REDUCE OUR SALES.

     Because car audio sales are highly discretionary, a recession in the general economy or a general decline in consumer spending likely would have a material adverse effect on our sales. Consumer spending is volatile and is affected by certain economic conditions, such as:

     - general business conditions;

     - employment levels, especially among our core consumers;

     - consumer confidence in future economic conditions; and

     - interest and tax rates.

IF WE FAIL TO EXECUTE OUR GROWTH STRATEGY SUCCESSFULLY, OUR FINANCIAL CONDITION COULD BE SERIOUSLY HARMED.

     Our growth has placed, and our anticipated future growth would continue to place, a significant strain on our resources and capacity. To manage our growth, we must:

     - retain and hire skilled, competent employees;

     - continue to improve coordination among our technical, product development, manufacturing, sales and financial departments; and

     - maintain our financial, operational and managerial systems and controls.

We cannot be certain that we will achieve our objectives through internal growth, acquisitions or other means. Acquisitions carry significant risks, since negotiations of potential acquisitions and their subsequent integration could divert management's time and resources from our core business. Potential acquisitions could require us to issue dilutive equity securities, incur debt or contingent liabilities, amortize goodwill and other intangible expenses or incur other acquisition-related costs. Further, we may be unable to integrate successfully any acquisition and we may not obtain the intended benefits of that acquisition.

IF WE FAIL TO MANAGE OUR INVENTORY EFFECTIVELY, WE COULD INCUR ADDITIONAL COSTS OR LOSE SALES.

     Our dealers have many brands to choose from when they decide to order products and if we cannot deliver products quickly and reliably, they will likely order from one of our competitors. We must stock enough inventory to fill orders promptly, which increases our financing requirements and the risk of inventory obsolescence. Because competition has required us to shorten our product life cycles and more rapidly introduce new and enhanced products, there is a growing and significant risk that our inventory could become obsolete.

OUR INTERNATIONAL OPERATIONS COULD BE HARMED BY FACTORS INCLUDING POLITICAL INSTABILITY, CURRENCY EXCHANGE RATES AND CHANGES IN REGULATIONS THAT GOVERN INTERNATIONAL TRANSACTIONS.

     The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our distributors and suppliers. These risks include:

     - changes in tariff regulations;

     - political instability, war, terrorism and other political risks;

     - foreign currency exchange rate fluctuations;

     - establishing and maintaining relationships with local distributors and dealers;

     - lengthy shipping times and accounts receivable payment cycles;

     - import and export licensing requirements;

     - compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

     - greater difficulty in safeguarding intellectual property than in the U.S.; and

     - difficulty in staffing and managing geographically dispersed operations.

These and other risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products. Beginning in the last six months of 1997 and continuing into 1999, countries in Asia and Latin America experienced unstable local economies and significant devaluations of local currencies. These or similar instabilities could have a material adverse effect on our business, financial condition and results of operations. Our sales in Asia and Latin America, collectively, constituted 5.9% of our sales for 1999.

LOSS OF AN INTERNATIONAL DISTRIBUTOR MAY DISRUPT OUR SALES.

     International customers accounted for 14.9% of our sales in 1999. We rely on distributors, each of whom is responsible for one or more countries, to purchase and resell our products in their territories. When we have disputes with a distributor, or change our relationship with a distributor, we may disrupt the market for our products in that country and lose sales. If we change a relationship with a distributor, we may repurchase that distributor's inventory, which would reduce our sales proportionately.

WE MAY INCUR ADDITIONAL COSTS AS WE CHANGE TO A ONE-STEP DISTRIBUTION SYSTEM IN INTERNATIONAL MARKETS.

     Recently, we initiated a strategy of moving to a one-step distribution system in larger international markets by converting selected distributors into independent sales representatives, allowing us to sell directly to retailers. To the extent we extend this one-step strategy into additional markets, we would incur higher operating expenses than we would under our current distribution system because we would be directly responsible for costs such as sales commissions, warranty costs, bad debt and customer service expenses. We also would have higher working capital requirements and risks than we would under our current distributor system because we, rather than our distributors, would have to carry inventory and accounts receivable.

CURRENCY FLUCTUATIONS MAY REDUCE THE PROFITABILITY OF OUR FOREIGN SALES.

     In early 1999, we began making sales to Canadian and German dealers in their respective currencies. In 2000, we plan to begin making sales to additional countries in Europe denominated in local currencies. Previously, except for sales in Japan, all our international sales were denominated solely in U.S. dollars and, accordingly, we were not directly exposed to fluctuations in foreign currency exchange rates. An increasing portion of our international sales likely will be denominated in currencies other than U.S. dollars, increasing our exposure to gains and losses on foreign currency transactions. We currently do not trade in derivatives or other financial instruments to reduce currency risks; however, we attempt to create "natural" hedges when possible by matching our assets and liabilities in a given currency. We may be unable to execute this strategy and it may not protect us in the event of substantial currency fluctuations. We may in the future try to limit our foreign currency exposure by engaging in more aggressive hedging strategies.

IF OUR SUPPLY OF COMPONENTS IS INTERRUPTED, WE MAY BE UNABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS.

     Our manufacturing processes recently have become more dependent on "just-in-time" suppliers who are globally sourced. Our exposure to supply restrictions has increased because the just-in-time process does not provide a backlog of components and materials to satisfy short lead-time orders, to compensate for potential halts in supply or to replace components that do not conform to our quality standards. We do not have any long-term price commitments from our suppliers and any cost increases may reduce our margins or require us to raise our prices to protect our margins. We cannot be certain that we could locate, within reasonable time frames, alternative sources of components and materials at similar prices and quality levels of our current suppliers. This failure could result in increased costs, delays to our manufacturing process, an inability to fill purchase orders on a timely basis and a decrease in product availability at the retail level. This could cause us to lose sales and damage our customer relationships.

     Starting in 1999, Hyundai Electronics, a large Korean company, began supplying us with all of the source units we resell under the Rockford Fosgate brand name. If Hyundai refuses or is unable to supply source units that meet our quality standards and specified quantities, we believe we would require a substantial amount of time to identify and begin receiving source units with acceptable features and quality from another supplier. During the interim, we would not have any supply of source units and our sales of source units would be significantly reduced.

     We rely on Avnet for approximately 16% of our inventory purchases. If Avnet refuses or is unable to continue to supply us, we would require substantial time to identify an alternative supplier and could face a shortage of electronic components and parts.

WE MAY BE UNABLE TO RETAIN AND ATTRACT KEY EMPLOYEES, WHICH COULD IMPAIR OUR BUSINESS.

     We operate in highly competitive employment markets and cannot guarantee our continued success in retaining and attracting the employees we need to develop, manufacture and market our products and manage our operations. Our business strategy and operations depend, to a large extent, on our senior management team, particularly Gary Suttle, our President and Chief Executive Officer. We do not have key-person life insurance on or employment contracts with any of our key employees, other than Mr. Suttle. The terms of Mr. Suttle's employment contract are limited and if Mr. Suttle or other key members of our management team are unable or unwilling to continue in their present positions, our ability to develop, introduce and sell our products could be negatively impacted.

IF WE ARE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF OUR INTELLECTUAL PROPERTY, OUR BUSINESS MAY DECLINE.

     Our future success will depend, in substantial part, on our intellectual property. We seek to protect our intellectual property rights, but our actions may not adequately protect the rights covered by our patents, patent applications, trademarks and other proprietary rights, and prosecution of our claims could be time consuming and costly. In addition, the intellectual property laws of some foreign countries do not protect our proprietary rights as do the laws of the U.S. Despite our efforts to protect our proprietary information, third parties may obtain, disclose or use our proprietary information without our authorization which could adversely affect our business.

     From time to time, third parties have alleged that we infringe their proprietary rights. For example, we have exchanged correspondence with Integrated Electronic Technologies regarding our alleged infringement of patents held by that company. We believe that our products do not infringe any valid patents cited in the correspondence. Nonetheless, these claims or similar future claims could subject us to significant liability for damages, result in the invalidation of our proprietary rights, limit our ability to use infringing intellectual property or force us to license third-party technology rather than dispute the merits of any infringement claim. Even if we prevail, any associated litigation could be time consuming and expensive and could result in the diversion of our time and resources.

OUR SHARES HAVE NEVER BEEN PUBLICLY TRADED, SO WE CANNOT PREDICT THE EXTENT TO WHICH A TRADING MARKET WILL DEVELOP FOR OUR SHARES.

     This is our initial public offering and there has not been a public market for our common stock. We cannot predict whether a trading market will develop or how liquid that market may become. We and the selling shareholders established the initial public offering price based on our negotiations with the underwriters. That price may not be indicative of the price that will develop in the trading market.

OUR CURRENT SHAREHOLDERS WILL RETAIN CONTROL WHICH MAY LIMIT THE LIQUIDITY AND MARKET PRICE OF OUR COMMON STOCK.

     After the offering, Mr. Suttle and various shareholders affiliated with or related to two of our directors, Nicholas G. Bartol and Timothy C. Bartol, collectively will hold 49.3% of our outstanding shares. These shareholders, if they act together, will be able to control the outcome of all matters submitted for shareholder action, including the election of our board of directors and the approval of significant corporate transactions. Consequently, these shareholders will effectively control our management and affairs, which may limit the liquidity of our shares, discourage acquisition bids for Rockford and limit the price some investors might be willing to pay for our shares.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT USE THE PROCEEDS EFFECTIVELY.

     We plan to use approximately $8.1 million of the estimated net proceeds of the offering for working capital and other general corporate purposes. Our management will have broad discretion in the use of these proceeds and they may be used for corporate purposes that do not increase our profitability or market value. The ineffective use of these proceeds could lead to financial losses and a drop in our stock price.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares from us in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value per share of $6.29. You will pay a price per share which substantially exceeds the value of our assets after subtracting our liabilities. You and the other investors in this offering will contribute 88.2% of the total amount paid to us for our common stock, but will own only 33.6% of our outstanding shares. To the extent outstanding options or warrants to purchase our shares are exercised or convertible debentures are converted, you will suffer further dilution.

AFTER THIS OFFERING, MANY OF OUR UNREGISTERED SHARES WILL BE AVAILABLE FOR RESALE WITHOUT SIGNIFICANT RESTRICTIONS OTHER THAN A 180-DAY LOCK-UP AGREEMENT WITH OUR UNDERWRITERS. THEIR SALE MAY NEGATIVELY AFFECT OUR STOCK PRICE.

     We have been operating as a privately held company for a relatively long period and have issued a large number of shares of our common stock to individuals who are not affiliated with us. As a result, following this offering, we will have a large number of shares of common stock outstanding and available for resale immediately or upon the expiration of the 180-day lock-up period imposed by lock-up agreements. The market price of our common stock could decline as a result of sales of a large number of shares in the market following this offering, or the perception that those sales could occur.

OUR ANTI-TAKEOVER PROVISIONS COULD AFFECT THE VALUE OF OUR STOCK.

     Our articles of incorporation and bylaws and Arizona law contain provisions which could discourage potential acquirors from attempting to acquire us. For example, our board of directors may issue additional shares of common stock to an investor that supports the incumbent directors in order to make a takeover more difficult. This could deprive our shareholders of opportunities to sell our stock at above-market prices typical in many acquisitions.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements, including, without limitation, statements concerning the future of our industry, product development, business strategy (including the possibility of future acquisitions), continued acceptance and growth of our products, dependence on significant customers and suppliers, and the adequacy of our available cash resources. These statements may be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations and may contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above, and other factors noted throughout this prospectus, could cause our actual results to differ significantly from those contained in any forward-looking statement.

                       OWNERSHIP OF INTELLECTUAL PROPERTY

     Rockford Fosgate(R), The Punch(R), Connecting Punch(R), Punch Sport(R), Practice Safe Sound(R), Car Audio for Fanatics(R), Lightning Audio(R), Storm(TM), Bolt(TM), Strike(TM), Urban Industrial Gear(TM), Hafler(R) and our "Diamond R" logo are trademarks of Rockford. This prospectus also includes other trade names, trademarks and service marks of Rockford and of other companies.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 2,500,000 shares of common stock offered by us are estimated to be $24.1 million, or $28.6 million if the underwriters' over-allotment option is exercised in full, in each case using the initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

     We plan to use the net proceeds from this offering as follows:

     - $16.0 million to fully repay the outstanding balance of our bank credit facility; and

     - $8.1 million for working capital and other general corporate purposes, including new product development and marketing expansion. We also may use a portion of these proceeds to acquire or invest in complementary businesses, products or technologies; however, we have not at this time identified a specific acquisition or allocated a specific amount for this purpose.

     Pending use of the net proceeds, we plan to invest them in short-term, interest-bearing investment-grade securities.

     Our bank credit facility consists of a revolving line-of-credit, a term loan and an equipment financing arrangement. The revolving line-of-credit has a blended variable interest rate per annum of LIBOR plus 300 basis points or prime plus 75 basis points. The term loan has a fixed interest rate of 10.67% per annum. The equipment financing arrangement has, at our option three days prior to the time used, a fixed interest rate per annum based on five-year U.S. Treasury notes plus 425 basis points or a variable interest rate per annum based on the bank's base rate plus 125 basis points. To date, we have not used this equipment financing arrangement. As at December 31, 1999, the bank credit facility had a weighted average interest rate of 9.34% per annum. The bank credit facility matures on June 19, 2001.

                                 CAPITALIZATION

     The following table shows our capitalization as at December 31, 1999, on an actual, pro forma and pro forma as adjusted basis. The pro forma data gives effect to (1) the conversion of $277,417 of our 8.5% convertible subordinated debentures into 113,609 shares of common stock to occur concurrently with this offering, (2) the issuance of 10,750 shares upon exercise of warrants to occur concurrently with this offering and (3) 67,488 shares issued after December 31, 1999 upon exercise of warrants. The pro forma as adjusted data gives effect to:

     - the sale by us of 2,500,000 shares in this offering at the initial public offering price of $11.00 per share;

     - our receipt of the estimated proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

     - the application of the net proceeds.

                                                                  DECEMBER 31, 1999
                                                  --------------------------------------------------
                                                                                        PRO FORMA
                                                      ACTUAL          PRO FORMA        AS ADJUSTED
                                                  --------------    --------------    --------------
                                                                    (IN THOUSANDS)
Current portion of long term debt and capital
  lease obligations.............................     $ 1,420           $ 1,420           $ 1,020
                                                     =======           =======           =======
Credit facility debt, less current portion......      15,570            15,570                 0
8.5% convertible subordinated debentures........         995               718               718
Capital lease obligations, less current
  portion.......................................         777               777               777
Shareholders' equity:
  Common stock, $0.01 par value; 40,000,000
     shares authorized, 4,753,146 shares issued
     and outstanding actual; 4,944,993 shares
     issued and outstanding pro forma; and
     7,444,993 shares issued and outstanding pro
     forma as adjusted..........................          48                49                74
  Additional paid-in capital....................       3,686             4,062            28,112
  Retained earnings.............................       8,685             8,685             8,685
  Accumulated other comprehensive income........         338               338               338
                                                     -------           -------           -------
     Total shareholders' equity.................      12,757            13,134            37,209
                                                     -------           -------           -------
          Total capitalization..................     $30,099           $30,199           $38,704
                                                     =======           =======           =======

                                    DILUTION

     The following discussions assume no conversion or exercise of outstanding debentures, options and warrants to purchase our common stock other than (1) the conversion of $277,417 of our 8.5% convertible subordinated debentures into 113,609 shares of common stock to occur concurrently with this offering, (2) the issuance of 10,750 shares upon exercise of warrants to occur concurrently with this offering and (3) the issuance of 67,488 shares at $0.93 per share after December 31, 1999 upon exercise of outstanding warrants. Our pro forma net tangible book value as at December 31, 1999 was $11.0 million, or $2.23 per share of common stock. Pro forma net tangible book value is equal to total pro forma tangible assets less total liabilities. Pro forma net tangible book value per share is determined by dividing the number of outstanding shares of common stock into the pro forma net tangible book value. Our pro forma net tangible book value as at December 31, 1999 would have been $35.1 million, or $4.71 per share, after giving effect to:

     - the sale by us of 2,500,000 shares in this offering at the initial public offering price of $11.00 per share;

     - our receipt of the estimated proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

     - the application of the net proceeds.

This represents an immediate increase in pro forma tangible book value of $2.48 per share to existing shareholders and an immediate dilution of $6.29 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price...............................           $11.00
       Pro forma net tangible book value as at December 31,
        1999................................................  $2.23
       Increase in pro forma net tangible book value
        attributable to new investors.......................   2.48
                                                              -----
Pro forma net tangible book value after this offering.......             4.71
                                                                       ------
Pro forma dilution per share to new investors...............           $ 6.29
                                                                       ======

     The following table summarizes, on a pro forma basis as at December 31, 1999, giving effect to the above conversions and warrant exercises, the total number of shares of common stock purchased from us, the total consideration paid to us and the average consideration paid per share by existing shareholders and by new investors:

                                    SHARES PURCHASED      TOTAL CONSIDERATION
                                   -------------------   ---------------------   AVERAGE PRICE
                                    NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                   ---------   -------   -----------   -------   -------------
Existing shareholders............  4,944,993     66.4%   $ 3,686,000     11.8%      $ 0.75
New investors....................  2,500,000     33.6     27,500,000     88.2       $11.00
                                   ---------    -----    -----------    -----
          Total..................  7,444,993    100.0%   $31,186,000    100.0%
                                   =========    =====    ===========    =====

     As at December 31, 1999, there were outstanding:

     - 1,998,131 shares of common stock that we will issue if the holders choose to exercise outstanding options and warrants, with a weighted average exercise price of $3.34 per share; and

     - 286,003 shares of common stock that we will issue if the holders of our 8.5% convertible subordinated debentures exercise their conversion rights, assuming conversion of 113,609 shares in this offering.

     We had also reserved 336,985 shares of common stock for future issuance of options under our 1994 and 1997 stock option plans, of which we plan to issue 64,500 shares concurrently with this offering at the price of this offering, and 361,200 shares of common stock for future issuance under our 1999 employee stock purchase plan. To the extent these securities are exercised or converted, new investors will experience further dilution.

                                DIVIDEND POLICY

     We have never paid any cash dividends. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate declaring or paying cash dividends in the foreseeable future. Our bank credit facility does not permit the payment of cash dividends. Our board of directors will decide whether to pay future dividends, if any, at its discretion taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data together with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The following table contains selected consolidated financial data for the years ended September 30, 1995 and 1996, and the three months ended December 31, 1996, when we changed our fiscal year end to December 31, derived from audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data for the years ended December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data for the year ended December 31, 1996 are derived from unaudited financial statements, which are not included in this prospectus.

                                                                             THREE
                                                          YEAR ENDED         MONTHS
                                                        SEPTEMBER 30,        ENDED               YEAR ENDED DECEMBER 31,
                                                      ------------------    DEC. 31,    -----------------------------------------
                                                       1995       1996        1996       1996       1997       1998        1999
                                                      -------    -------    --------    -------    -------    -------    --------
     CONSOLIDATED STATEMENT OF OPERATIONS DATA:                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...........................................  $73,915    $81,144    $16,448     $82,937    $87,423    $87,577    $123,889
Cost of goods sold..................................   49,803     56,761     11,020      57,057     57,321     55,146      75,014
                                                      -------    -------    -------     -------    -------    -------    --------
Gross profit........................................   24,112     24,383      5,428      25,880     30,102     32,431      48,875
Operating expenses:
 Sales and marketing................................   11,251     15,218      2,814      15,627     14,530     14,821      20,602
 General and administrative.........................    8,303      8,552      1,983       8,156      9,350     10,211      13,465
 Research and development...........................    1,404      1,448        292       1,372      1,576      1,876       2,277
                                                      -------    -------    -------     -------    -------    -------    --------
   Total operating expenses.........................   20,958     25,218      5,089      25,155     25,456     26,908      36,344
                                                      -------    -------    -------     -------    -------    -------    --------
Operating income (loss).............................    3,154       (835)       339         725      4,646      5,523      12,531
Interest and other expense, net.....................    1,660      2,193        377       2,064      2,055      1,501       1,946
                                                      -------    -------    -------     -------    -------    -------    --------
Income (loss) before tax............................    1,494     (3,028)       (38)     (1,339)     2,591      4,022      10,585
Income tax expense (benefit)........................      379     (1,025)       (19)       (407)       959      1,717       4,088
                                                      -------    -------    -------     -------    -------    -------    --------
Net income (loss)...................................  $ 1,115    $(2,003)   $   (19)    $  (932)   $ 1,632    $ 2,305    $  6,497
                                                      =======    =======    =======     =======    =======    =======    ========
Net income (loss) per share:
 Basic..............................................  $  0.35    $ (0.50)   $ (0.01)    $ (0.23)   $  0.37    $  0.52    $   1.40
                                                      =======    =======    =======     =======    =======    =======    ========
 Diluted............................................  $  0.33    $ (0.50)   $ (0.01)    $ (0.23)   $  0.31    $  0.41    $   1.04
                                                      =======    =======    =======     =======    =======    =======    ========
Shares used to calculate net income (loss) per
 share:
 Basic..............................................    3,226      4,040      4,394       4,114      4,401      4,412       4,641
                                                      =======    =======    =======     =======    =======    =======    ========
 Diluted............................................    3,392      4,040      4,394       4,114      5,688      5,951       6,289
                                                      =======    =======    =======     =======    =======    =======    ========

                                                               SEPTEMBER 30,                            DECEMBER 31,
                                                             -----------------              -------------------------------------
                                                              1995      1996                 1996      1997      1998      1999
                                                             -------   -------              -------   -------   -------   -------
CONSOLIDATED BALANCE SHEET DATA:                              (IN THOUSANDS)                           (IN THOUSANDS)
Working capital............................................  $12,560   $11,063              $12,369   $ 9,592   $13,488   $21,219
Total assets...............................................   29,848    34,423               31,420    29,234    37,307    51,222
Long-term debt and capital lease obligations...............   15,352    16,033               16,720    12,230    14,292    17,342
Total liabilities..........................................   28,054    33,644               30,629    26,766    32,369    38,465
Shareholders' equity.......................................    1,794       779                  791     2,463     4,907    12,757

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     History

     Rockford was incorporated in 1980 to continue a high-performance car audio business founded in 1973 by car audio enthusiast Jim Fosgate. While Rockford developed a reputation for technical excellence, in the early 1990s Rockford's financial performance deteriorated for a variety of reasons. Inefficient management and manufacturing resulted in high and volatile costs, excessive inventory, obsolete materials and finished goods and significant delays in new product development and delivery.

     Beginning in 1992, Rockford recruited a new management team, including Gary Suttle, our President and Chief Executive Officer. Mr. Suttle and his new management team:

     - hired a number of experienced senior executives and mid-level managers;

     - focused on profitability by establishing and implementing specific financial objectives through improved business processes and sophisticated management information systems;

     - increased the number of new product introductions from seven in 1991 to 104 in 1999 while keeping the number of design engineers relatively constant;

     - implemented new sourcing and manufacturing strategies, reducing product development time-to-market from up to 24 months to approximately six to nine months;

     - implemented a more focused advertising and marketing strategy to further enhance the Rockford Fosgate and Hafler brand images; and

     - discontinued or redesigned a number of unprofitable and marginally profitable product lines.

Beginning in 1997, we began to realize the benefits of these management and operational changes and other investments in our infrastructure, resulting in increases in both operating and net income. We believe that we have the people, processes and systems in place to enable us to continue to grow profitably.

     Business

     We generated over 98% of our sales in 1999 from our car audio products. We recognize revenues from sales when we ship products to the distributor or dealer. Sales are reported net of discounts and returns. Related expenses, such as commissions, bonuses, cooperative advertising allowances to dealers and other program expenses, warranty expenses and bad debt expenses, are accrued when the related sales are recognized. We have no other significant obligations subsequent to shipment, as we do not install our products.

     In the U.S., we sell our car audio products using commissioned independent sales representative firms who are supported by our employee regional managers. Internationally, we sell products in over 60 countries. In Japan we sell through a wholly owned subsidiary. In Canada and Germany (since 1999), and Austria (beginning in early 2000) we sell through commissioned independent sales representatives. In other countries, we have established relationships with independent distributors who purchase our products and resell them to retailers.

     In March 1999, we began selling through Best Buy. Including its $4.4 million initial purchase of our products to stock its distribution channel, Best Buy accounted for 19.9% of our sales for 1999.

Our growth plan contemplates that Best Buy will continue to account for a significant portion of our sales for the foreseeable future.

     In June 1999, we acquired Lightning Audio, a manufacturer and distributor of car audio accessories. In January 2000, at the Consumer Electronics Show, we introduced a line of amplifiers and subwoofers under the Lightning Audio brand.

RESULTS OF OPERATIONS

     The following table shows, for the periods indicated, selected consolidated statements of operations data expressed as a percentage of net sales:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
Cost of goods sold..........................................   65.6     63.0     60.5
                                                              -----    -----    -----
Gross profit................................................   34.4     37.0     39.5
Operating expenses:
  Sales and marketing.......................................   16.6     16.9     16.6
  General and administrative................................   10.7     11.7     10.9
  Research and development..................................    1.8      2.1      1.9
                                                              -----    -----    -----
     Total operating expenses...............................   29.1     30.7     29.4
                                                              -----    -----    -----
Operating income............................................    5.3      6.3     10.1
Interest and other expense, net.............................    2.3      1.7      1.5
                                                              -----    -----    -----
Income before tax...........................................    3.0      4.6      8.6
Income tax expense..........................................    1.1      2.0      3.4
                                                              -----    -----    -----
Net income..................................................    1.9%     2.6%     5.2%
                                                              =====    =====    =====

     Cost of goods sold primarily consists of raw materials, direct labor and manufacturing costs associated with production of our products as well as warranty, warehousing and customer service expenses. Sales and marketing expenses primarily consist of salaries, sales commissions and costs of advertising, trade shows, distributor and sales representative conferences and freight. General and administrative expenses primarily consist of salaries, facilities and other costs of our accounting, finance, management information systems, administrative and executive departments, as well as legal, accounting and other professional fees and expenses associated with our business. Research and development expenses primarily consist of salaries associated with our research and development personnel.

     Geographic Distribution of Sales

     Since 1997, our sales by geographic region were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997      1998       1999
                                                              -------   -------   --------
                                                                     (IN THOUSANDS)
REGION:
United States...............................................  $64,165   $70,016   $105,482
Other Americas..............................................    7,005     4,905      5,294
Europe......................................................    7,819     6,599      7,337
Asia........................................................    8,434     6,057      5,776
                                                              -------   -------   --------
     Total sales(1).........................................  $87,423   $87,577   $123,889
                                                              =======   =======   ========

---------------
(1) Sales are attributed to geographic regions based on the location of customers. No single foreign country accounted for greater than 10% of our sales.

     In the following discussion, certain increases or decreases may differ due to rounding.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net Sales. Sales increased by $36.3 million, or 41.5%, to $123.9 million for 1999 from $87.6 million for 1998. The increase in sales primarily was attributable to our sales to Best Buy. Including Best Buy's $4.4 million initial purchase of our products to stock its distribution channel, Best Buy accounted for $24.7 million, or 19.9%, of our sales for 1999. In addition, sales to car audio specialty dealers in the U.S. increased by $7.1 million, or 12.7%, to $63.2 million for 1999 from $56.1 million for 1998. This increase primarily was due to improved market conditions, enhanced incentive programs and the launch of a competitively priced line of amplifiers and speakers.

     U.S. sales increased by $35.5 million, or 50.7%, to $105.5 million for 1999 from $70.0 million for 1998. International sales increased by $0.8 million, or 4.8%, to $18.4 million for 1999 from $17.6 million for 1998. A decrease in sales in Asia and in Latin America as a result of these regions' deteriorating economic conditions was offset by increased sales in Europe and Canada.

     Cost of Goods Sold. Cost of goods sold increased by $19.9 million, or 36.0%, to $75.0 million for 1999 from $55.1 million for 1998. Substantially all of the increase was due to increased sales. As a percent of sales, cost of goods sold decreased to 60.5% for 1999 from 63.0% for 1998. The primary reasons for the decrease as a percent of sales included improvement in global sourcing of raw materials and leveraging of fixed overhead due to increased production volume.

     Sales and Marketing Expenses. Sales and marketing expenses increased by $5.8 million, or 39.0%, to $20.6 million for 1999 from $14.8 million for 1998. The increase primarily was related to increased sales commissions as a direct result of higher U.S. sales. U.S. sales are direct to dealers and require commissions to be paid to our independent sales representatives. International sales have a higher portion of sales through independent distributors and, while those sales generally have a lower gross margin, they do not require commission payments. As a percent of sales, sales and marketing expenses decreased to 16.6% for 1999 from 16.9% for 1998. The decrease as a percent of sales primarily was because some expenses in this category are fixed and do not fluctuate with sales.

     General and Administrative Expenses. General and administrative expenses increased by $3.3 million, or 31.9%, to $13.5 million for 1999 from $10.2 million for 1998. The primary reasons for the increase were an increase in our financial performance-based employee incentive program, additional expenses from Lightning Audio operations and increased personnel expenses. As a percent of sales, these expenses decreased to 10.9% for 1999 from 11.7% for 1998. The decrease as a percent of sales primarily was because some expenses in this category are fixed and do not fluctuate with sales.

     Research and Development Expenses. Research and development expenses increased by $0.4 million, or 21.4%, to $2.3 million for 1999 from $1.9 million for 1998. As a percent of sales, these expenses decreased to 1.9% for 1999 from 2.1% for 1998.

     Operating Income. Operating income increased by $7.0 million, or 126.9%, to $12.5 million for 1999 from $5.5 million for 1998. This increase primarily was attributable to our sales to Best Buy. As a percent of sales, operating income increased to 10.1% for 1999 from 6.3% for 1998. The primary reasons for this increase are mentioned above.

     Interest and Other Expense, Net. Interest and other expense, net primarily consists of interest expense. Interest and other expense, net increased by $0.4 million, or 29.7%, to $1.9 million for 1999 from $1.5 million for 1998. Interest expense increased in 1999 due to slightly higher levels of debt and interest rates.

     Income Tax Expense. Income tax expense increased by $2.4 million to $4.1 million for 1999 from $1.7 million for 1998. The effective income tax rates were 38.6% for 1999 and 42.7% for 1998. The lower effective tax rate for 1999 primarily was attributable to the lower effective tax rate in Michigan, where we experienced significant increased operating income without a corresponding increase in tax expense.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net Sales. Sales increased by $0.2 million, or 0.2%, to $87.6 million for 1998 from $87.4 million for 1997. U.S. sales increased by $5.9 million, or 9.2%, to $70.0 million for 1998 from $64.2 million for 1997 due to market acceptance by our dealers of our newly redesigned speakers. International sales decreased by $5.7 million, or 24.5%, to $17.6 million for 1998 from $23.3 million for 1997, primarily due to economic instability in Latin America and Asia and weakness in business conditions in Europe.

     Cost of Goods Sold. Cost of goods sold decreased by $2.2 million, or 3.8%, to $55.1 million for 1998 from $57.3 million for 1997. Cost of goods sold as a percent of sales decreased to 63.0% for 1998 from 65.6% for 1997. The primary reasons for the decrease as a percent of sales included the launch of our raw material global sourcing strategy, leveraging of fixed overhead due to increased production volume as we prepared for initial shipments to Best Buy and shifting of sales away from lower margin source units.

     Sales and Marketing Expenses. Sales and marketing expenses increased by $0.3 million, or 2.0%, to $14.8 million for 1998 from $14.5 million for 1997. The increase primarily was related to increased sales commissions as a direct result of higher U.S. sales. As a percent of sales, these expenses increased to 16.9% for 1998 from 16.6% for 1997.

     General and Administrative Expenses. General and administrative expenses increased by $0.9 million, or 9.2%, to $10.2 million for 1998 from $9.4 million for 1997. This increase primarily was due to the write-off of a $0.4 million note from our German distributor in 1998 following the distributor's change in ownership because of the owner's death. The new owner indicated the repayment would be doubtful based upon deteriorating operating results and a desire to terminate the relationship. As a percent of sales, these expenses increased to 11.7% for 1998 from 10.7% for 1997.

     Research and Development Expenses. Research and development expenses increased by $0.3 million, or 19.0%, to $1.9 million for 1998 from $1.6 million for 1997. This increase primarily was related to increased personnel and product certification costs. As a percent of sales, these expenses increased to 2.1% for 1998 from 1.8% for 1997.

     Operating Income. Operating income increased by $0.9 million, or 18.9%, to $5.5 million for 1998 from $4.6 million for 1997. As a percent of sales, operating income increased to 6.3% for 1998 from 5.3% for 1997. The primary reasons for these increases are mentioned above.

     Interest and Other Expense, Net. Interest and other expense, net decreased by $0.6 million, or 27.0%, to $1.5 million for 1998 from $2.1 million for 1997. This decrease primarily related to a decrease in interest expense resulting from our June 1997 change in lenders, consolidation of various debt instruments and lower overall effective interest rates, the impact of which was fully realized in 1998.

     Income Tax Expense. Income tax expense increased by $0.8 million to $1.7 million for 1998 from $1.0 million for 1997. Our effective income tax rates were 42.5% in 1998 and 37.0% in 1997. The primary reason for the higher effective rate in 1998 was higher effective foreign tax rates coupled with a higher than expected credit for certain foreign sales in 1997 made through our foreign sales corporation.

QUARTERLY RESULTS OF OPERATIONS

     Our sales on a quarterly basis reflect the seasonality of the car audio aftermarket business. Sales are generally greater during the second and third quarters of each calendar year and lower during the first and fourth quarters, with our lowest sales typically occurring during the fourth quarter. During the fourth quarter of 1998, our cost of goods sold was unusually high as a percent of sales due to end-of-life discounting on lower margin products. During the first quarter of 1999, we launched our distribution program with Best Buy. Including Best Buy's $4.4 million initial purchase of our products to stock its distribution channel, Best Buy accounted for 26.6% of our sales in the three months ended March 31, 1999, 19.3% in the three months ended June 30, 1999, 12.3% in the three months ended September 30, 1999 and 21.8% in the three months ended December 31, 1999.

     The following tables show selected consolidated quarterly statements of operations data that were derived from unaudited financial statements for each of the eight quarters ended December 31, 1999, and also show that data expressed as a percent of sales for the periods indicated. We believe these unaudited financial results were prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our consolidated results of operations for those periods. The results of operations for any quarter are not necessarily indicative of the results of any future period.

                   CONSOLIDATED STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED
                                   -------------------------------------------------------------------------------------
                                   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                     1998       1998       1998       1998       1999       1999       1999       1999
                                   --------   --------   --------   --------   --------   --------   --------   --------
Net sales........................  $20,504    $25,419    $22,564    $19,090    $31,798    $34,113    $31,205    $26,773
Cost of goods sold...............   13,148     15,635     13,693     12,670     19,567     20,654     19,030     15,763
                                   -------    -------    -------    -------    -------    -------    -------    -------
Gross profit.....................    7,356      9,784      8,871      6,420     12,231     13,459     12,175     11,010
Operating expenses:
  Sales and marketing............    3,873      4,224      3,976      2,748      5,388      5,583      5,312      4,319
  General and administrative.....    2,290      2,769      2,495      2,657      3,018      3,657      3,242      3,548
  Research and development.......      404        466        498        508        501        472        580        724
                                   -------    -------    -------    -------    -------    -------    -------    -------
          Total operating
            expenses.............    6,567      7,459      6,969      5,913      8,907      9,712      9,134      8,591
                                   -------    -------    -------    -------    -------    -------    -------    -------
Operating income.................      789      2,325      1,902        507      3,324      3,747      3,041      2,419
Interest and other expense,
  net............................      357        400        619        125        431        414        485        616
                                   -------    -------    -------    -------    -------    -------    -------    -------
Income before tax................      432      1,925      1,283        382      2,893      3,333      2,556      1,803
Income tax expense...............      174        832        548        163      1,091      1,315      1,000        682
                                   -------    -------    -------    -------    -------    -------    -------    -------
Net income.......................  $   258    $ 1,093    $   735    $   219    $ 1,802    $ 2,018    $ 1,556    $ 1,121
                                   =======    =======    =======    =======    =======    =======    =======    =======
Net income per share:
  Basic..........................  $  0.06    $  0.25    $  0.17    $  0.05    $  0.41    $  0.44    $  0.33    $  0.24
                                   =======    =======    =======    =======    =======    =======    =======    =======
  Diluted........................  $  0.05    $  0.19    $  0.13    $  0.04    $  0.29    $  0.32    $  0.25    $  0.18
                                   =======    =======    =======    =======    =======    =======    =======    =======
Shares used to calculate net
  income per share:
  Basic..........................    4,412      4,412      4,412      4,412      4,412      4,602      4,749      4,753
                                   =======    =======    =======    =======    =======    =======    =======    =======
  Diluted........................    5,725      5,957      6,051      6,051      6,275      6,270      6,280      6,287
                                   =======    =======    =======    =======    =======    =======    =======    =======

                                                        PERCENT OF SALES FOR THE THREE MONTHS ENDED
                                   -------------------------------------------------------------------------------------
                                   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                     1998       1998       1998       1998       1999       1999       1999       1999
                                   --------   --------   --------   --------   --------   --------   --------   --------
Net sales........................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold...............     64.1       61.5       60.7       66.4       61.5       60.5       61.0       58.9
                                   -------    -------    -------    -------    -------    -------    -------    -------
Gross profit.....................     35.9       38.5       39.3       33.6       38.5       39.5       39.0       41.1
Operating expenses:
  Sales and marketing............     18.9       16.6       17.6       14.4       16.9       16.4       17.0       16.1
  General and administrative.....     11.2       10.9       11.1       13.9        9.5       10.7       10.4       13.3
  Research and development.......      2.0        1.8        2.2        2.7        1.6        1.4        1.9        2.7
                                   -------    -------    -------    -------    -------    -------    -------    -------
          Total operating
            expenses.............     32.1       29.3       30.9       31.0       28.0       28.5       29.3       32.1
                                   -------    -------    -------    -------    -------    -------    -------    -------
Operating income.................      3.8        9.2        8.4        2.6       10.5       11.0        9.7        9.0
Interest and other expense,
  net............................      1.7        1.6        2.7        0.6        1.4        1.2        1.5        2.3
                                   -------    -------    -------    -------    -------    -------    -------    -------
Income before tax................      2.1        7.6        5.7        2.0        9.1        9.8        8.2        6.7
Income tax expense...............      0.8        3.3        2.4        0.9        3.4        3.9        3.2        2.5
                                   -------    -------    -------    -------    -------    -------    -------    -------
Net income.......................      1.3%       4.3%       3.3%       1.1%       5.7%       5.9%       5.0%       4.2%
                                   =======    =======    =======    =======    =======    =======    =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     Since 1995, we have financed our business primarily using cash flows from operations, borrowings from shareholders and bank borrowings. We had working capital of $21.2 million at December 31, 1999, compared with $13.5 million at December 31, 1998. At December 31, 1999, we maintained $0.9 million of cash and cash equivalent balances.

     We currently have a $20.0 million bank credit facility that is collateralized by substantially all of our assets and consists of a revolving line-of-credit, a term loan and an equipment financing arrangement. At December 31, 1999, the amounts outstanding under the bank credit facility consisted of approximately $15.0 million on the revolving line-of-credit and approximately $1.0 million on the term loan. The revolving line-of-credit has a blended variable interest rate per annum of LIBOR plus 300 basis points or prime plus 75 basis points. The term loan has a fixed interest rate of 10.67% per annum. The equipment financing arrangement has, at our option three days prior to the time used, a fixed interest rate per annum based on five-year U.S. Treasury notes plus 425 basis points or a variable interest rate per annum based on the bank's base rate plus 125 basis points. To date, we have not used this equipment financing arrangement. As at December 31, 1999, the bank credit facility had a weighted average interest rate of 9.34% per annum. The bank credit facility matures on June 19, 2001. The bank credit facility requires that we:

     - have $8.0 million in earnings before interest, taxes, depreciation and amortization, computed monthly on a rolling 12 month basis;

     - maintain debt service coverage of 1.0 to 1 for total debt and 1.3 to 1 for senior debt;

     - incur no more than $2.0 million of indebtedness per year outside our existing credit arrangements; and

     - make capital expenditures of no more than $3.0 million per year, except that we may also make an aggregate $2.0 million of capital expenditures in excess of this limit using off-balance sheet financing.

We intend to pay off this bank credit facility using the proceeds from this offering.

     We also have a $3.3 million capital lease credit facility under which leases can be funded until September 10, 2000, at which time the availability to enter into additional leases expires. We use the capital lease credit facility for the purchase of capital equipment under agreements structured as three-year capital lease obligations. As at December 31, 1999, the capital lease credit facility had an outstanding balance of $1.4 million with a weighted average interest rate of 8.1% per annum.

     We also have $995,000 of 8.5% convertible subordinated debentures outstanding, of which $277,417 will be converted into 113,609 shares of common stock upon completion of this offering. The remainder is due in May 2002 with interest payable quarterly. These debentures are unsecured. We are not permitted to repay the debentures prior to their due date unless our stock becomes public and trades for 30 days at a price above $3.66 per share. The debenture holders may convert the debt to common stock at any time prior to the due date at the rate of $2.44 per share.

     Net cash provided by operating activities was $2.8 million for 1999, $0.2 million for 1998 and $6.5 million for 1997. The primary contributing factor to the growth in our working capital requirements in 1999 has been the effect of adding Best Buy as a customer, which has increased our inventory levels and accounts receivable.

     Net cash used in investing activities was $4.4 million for 1999, $1.5 million for 1998 and $1.6 million for 1997. Net cash used in investing activities primarily was related to purchases of property and equipment and, during 1999, to our acquisition of Lightning Audio. We paid for the Lightning Audio acquisition with amounts available under our line-of-credit.

     Net cash provided by (used in) financing activities was $2.0 million for 1999, $1.3 million for 1998 and ($4.9) million for 1997. Net cash provided by (used in) financing activities primarily was related to borrowings and repayments of our credit facilities and other debt obligations, including repayments of various senior notes and other debt obligations during 1997, at the time our $20.0 million bank credit facility was established.

     We may pursue acquisitions of businesses, products or technologies that could complement or expand our business and product offerings. Any material acquisition could result in an increase in our working capital requirements depending on the amount, timing and nature of the consideration to be paid.

     We believe that the net proceeds to be received by us from this offering, together with potential cash flows from operations, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and other activities for at least the next 12 months. Thereafter, if current sources are not sufficient to meet our needs, we may seek additional equity or debt financing. In addition, any material acquisition of complementary businesses, products or technologies could require us to obtain additional equity or debt financing. There can be no assurance that additional financing would be available on acceptable terms, if at all.

TRANSITION TO THE YEAR 2000

     We did not experience any interruption to our business as a result of the transition to January 1, 2000, and we are not aware of any Year 2000 related problems associated with our internal systems or software, or with the software and systems of our vendors or distributors. Computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems. We intend to maintain efforts relating to internal Year 2000 compliance; however, we do not anticipate any significant future costs with respect to this issue.

                                    BUSINESS

OUR BUSINESS

     We design, manufacture and distribute high-performance car audio and professional audio systems. Our car audio products include technologically advanced digital and analog amplifiers, speakers, source units, CD and MP3 changers and accessories marketed under our Rockford Fosgate and Lightning Audio brand names. We sell these products in the car audio aftermarket to consumers who are upgrading their car audio systems. We market our professional audio amplifiers and speakers under our Hafler brand name.

     We believe our ability to deliver innovative and technologically advanced products appeals to our consumers' desires for distinctive, leading-edge products and powerful, high-quality sound. We continue to develop new products to capitalize on improvements in digital technology that have increased demand for high-performance audio products. Our Rockford Fosgate, Lightning Audio and Hafler products have won numerous consumer and industry awards for technical innovation, quality and audio performance.

OUR BRANDS

     Our marketing and product development efforts are designed to enhance our brand images and generate increased loyalty among our consumers in each segment and among the retailers who sell our products. We market our products under the following brands:

     - Rockford Fosgate. Rockford Fosgate is one of the most preferred high-performance car audio brands. According to NPD Intelect Market Tracking, based on dollar sales in 1999, our Rockford Fosgate brand ranks first in U.S. market share for car audio amplifiers and third for speakers. We believe our core consumers, 16-24 year old males, view Rockford Fosgate as the "coolest" car audio brand. Many of these consumers devote a significant portion of their time and disposable income to their car audio systems. We target these consumers by offering distinctive, leading-edge products and powerful, high-quality sound supported by aggressive grass-roots marketing. Many of our core consumers are extremely loyal to our Rockford Fosgate brand and proudly display our logos on their cars and clothing. Our Rockford Fosgate products are marketed under four brand names: (1) Punch -- the brand for the majority of our amplifiers, subwoofers, speakers and source units; (2) Punch
       Power -- the brand for the highest performing car audio products we offer; (3) Connecting Punch -- a full line of car audio installation accessories; and (4) Punch Sport -- promotional items and clothing.

     - Lightning Audio. In June 1999, as part of our growth strategy to develop additional brands, we acquired Lightning Audio, a manufacturer and distributor of car audio accessories. In addition to continuing to market accessories under this brand, we acquired Lightning Audio with a view toward marketing a complementary line of car audio products under the Lightning Audio brand. In January 2000, at the Consumer Electronics Show, we introduced a line of high-performance amplifiers and subwoofers under the Lightning Audio brand name that are more moderately priced than our Rockford Fosgate products. Our newly introduced Lightning Audio amplifier design won an EIA/CES Innovation Award at the Consumer Electronics Show.

     - Hafler. We sell high-performance amplifiers and speakers to the professional audio market under the Hafler brand. Our Hafler professional audio products are used in recording studios, movie theaters, concert facilities, stadiums, traveling bands and broadcast studios. Additionally, later this year we intend to introduce a full line of home theater systems, including a preamp/surround sound processor, multi-channel amplifiers and speakers. We plan to sell our Hafler home theater products on our Web site at www.hafler.com, through established Internet retailers and through traditional retail stores.

OUR INDUSTRY

     Car Audio

     According to the Consumer Electronics Association, total worldwide factory sales of car audio products were approximately $14.7 billion in 1998, of which $6.3 billion represented aftermarket sales. We believe total factory sales of car audio products in the U.S. were approximately $4.4 billion in 1998, of which approximately $1.9 billion represented aftermarket sales. The international car audio market is significantly larger, with estimated factory sales of car audio products of approximately $10.3 billion in 1998, of which $4.4 billion represented aftermarket sales.

     According to NPD Intelect Market Tracking, U.S. retail sales of car audio aftermarket products grew 10.4% in 1999. We believe this growth primarily was attributable to new digital technologies that increased demand for high-performance consumer electronics products.

     The U.S. car audio aftermarket industry is highly fragmented, with many companies competing for market share. Competition comes predominantly from specialty audio suppliers that generally compete in specific market niches on the basis of brand image, quality and technology, and from large consumer electronics suppliers that offer car audio products as part of their broad consumer electronics lines. The larger specialty audio suppliers and consumer electronics suppliers have been increasing their market share at the expense of the smaller specialty audio suppliers, who often lack the capital and other resources necessary to satisfy the demands of retailers. As a result, industry consolidation is accelerating, with more efficient vendors capturing incremental market share and further leveraging costs.

     Car audio aftermarket products are typically distributed to consumers through the following channels:

     - Specialty dealers:  Retail stores specializing in car audio products;

     - Audio/video retailers: Retail stores specializing in car audio, home audio and video products, such as Tweeter and Ultimate Electronics;

     - Consumer electronics retailers: National consumer electronics chains, such as Best Buy and Circuit City;

     - Catalog and Internet retailers: Mail order retailers, such as Crutchfield, and Internet retailers, such as Amazon.com;

     - Mass merchants: National mass merchandisers, such as K-Mart, Target and Wal-Mart; and

     - Automotive retailers:  Auto parts retailers, such as AutoZone and Pep
       Boys.

Historically, specialty dealers dominated the retail distribution of car audio aftermarket products. However, over the last several years, as a result of changing consumer buying patterns, the audio/ video and consumer electronics retailers have become the fastest growing distribution channels for car audio products, increasing their combined market share from 35% in 1987 to 48% in 1999.

     Professional Audio and Home Theater

     The professional audio market is focused on consumers who use audio equipment in commercial applications. Professional audio products are used in recording studios, movie theaters, concert facilities, stadiums, traveling bands and broadcast studios.

     The home theater market grew rapidly during the late 1990s as manufacturers introduced products that dramatically improved the home theater experience. These products, including improved large screen televisions, analog and digital surround sound processors, multichannel amplifiers, and DVD players, have increased consumer demand for home audio products with aggregate U.S. dollar sales of home audio products growing 9.0% in 1999. We believe that further improvements in technology, such as high definition television, and increasing consumer awareness are likely to result in further growth in the home theater market.

OUR CONSUMERS

     Car Audio

     Our primary consumers are 16-24 year old males. They are part of the demographic group known as Generation Y. These consumers possess substantial disposable income and devote much of their time and money to their music and cars. These consumers have a strong preference for brand names and technologically advanced products. Consumer electronics retailers, such as Best Buy, devote significant floor space to car audio products because they have found the category to be a very important traffic driver for these desirable consumers.

     In 1999, to broaden our consumer base we expanded our distribution channels to include Best Buy, a national consumer electronics retailer. This new distribution channel provides us the opportunity to attract consumers that are familiar with our Rockford Fosgate brand's strong reputation, but who were previously unreachable through our existing distribution channels. We believe we will appeal to these consumers' desires for technologically advanced products such as multi-channel amplifiers, source units, in-car video, MP3 changers and plug-and-play component speaker systems.

     Our newly acquired Lightning Audio brand is positioned to offer our consumers an alternative that is cool to own but more moderately priced than our premium Rockford Fosgate brand. We believe this will enable us to sell to an even broader group of consumers.

     Professional Audio and Home Theater

     Our professional audio consumers are technically oriented and drawn from a broad range of age groups. These consumers include recording engineers, live sound mixers, studio professionals and professional musicians who use our products primarily for commercial applications and in their professional activities. We plan to market our Hafler home theater products to consumers who appreciate high-performance home theater systems. We believe these consumers are comfortable with technology and are frequent Internet users. We plan to sell our Hafler home theater products over the Internet as well as through traditional channels.

OUR GROWTH STRATEGY

     Our goal is to design, produce and distribute the best engineered and most recognized and respected brands of high-performance car and professional audio products in the world. Each element of our strategy is intended to enhance and reinforce the global brand images of Rockford Fosgate, Lighting Audio and Hafler among consumers and retailers. Key elements of our growth strategy are to:

     Introduce New and Innovative Products. We must remain on the forefront of technological development because our consumers demand high-performance and technologically advanced features in their audio products. We intend to take advantage of the strength of our Rockford Fosgate, Lightning Audio and Hafler brands by continuing to introduce new and innovative products. We believe our ability to deliver innovative products to market, with a product design process that allows us to begin selling new products within 9 months after initial design work begins, appeals to consumers' desires for leading-edge products and provides a significant competitive advantage. In recent years, this strategy has been effective both in launching our new products and increasing sales of our core products. For example, in January 2000, at the Consumer Electronics Show, we introduced:

     - One of the first MP3 changers for the car available in the United States, offering our consumers the ability to play MP3 music downloaded from the Internet over their car audio systems;

     - The first car amplifier specifically designed to be cosmetically and functionally customized by the consumer;

     - A new digital amplifier, incorporating a proprietary circuit design to offer higher efficiency and power without the need for a large heatsink; and

     - A new surround sound processor for the car.

     We are developing products to add video capabilities to our Rockford Fosgate car audio systems, with the goal of allowing our consumers to watch DVD movies in their cars. For Hafler, we have recently introduced a new C-Series amplifier line designed for touring and cinema use and are developing a line of home theater products including a preamp/surround processor, multi-channel amplifiers, satellite speakers and subwoofer systems.

     Acquire and Develop Additional Audio Brands. We intend to continue to look for opportunities to add new brands through acquisition or internal development. We believe that the introduction of additional brands will enable us to take advantage of our distribution capabilities and our strengths in advanced technology design and development. We also believe that offering additional brands with different price points and target market segments will enable us to extend our product range, complement our existing distribution channels and broaden our customer base.

     As part of this strategy, we acquired Lightning Audio in June 1999 and have developed new car audio products to be marketed under this brand at more moderate price points than our Rockford Fosgate products. We also believe that we have substantial opportunities to acquire professional audio brands that will complement our Hafler brand, although we do not have any currently identified acquisition targets.

     Broaden Our Distribution. We intend to broaden the distribution of our products by entering new distribution channels and increasing our penetration of our existing distribution channels. We have recently increased our channels of distribution, focusing on some of the fastest growing retailers in the U.S. In August 1998, we entered the catalog retailing channel through Crutchfield, a catalog retailer of consumer electronics in the U.S. In early 1999, we entered the national consumer electronics retailing channel through Best Buy. We intend to increase our penetration of these channels as well as our specialty dealer and audio/video retailer channels by expanding the breadth of our products that these retailers sell and by selectively adding new dealers within these channels. As we broaden the distribution of our products, we will adhere to our strategy of selective distribution. We believe selective distribution fosters retailers' loyalty to our brands, enhances retailers' profit margins and encourages retailers to carry a broad range of our products.

     Capitalize on International Opportunities. We believe that the Rockford Fosgate brand name is as widely recognized in many foreign countries as it is in the U.S. We intend to aggressively expand Rockford Fosgate, Lightning Audio and Hafler in international markets. We currently sell our car audio products directly to retailers in Canada, Germany and Austria, and through independent distributors in over 60 other countries. Recently, we initiated a strategy of moving to a one-step distribution system in larger international markets by converting selected distributors into independent sales representatives, allowing us to sell directly to retailers. We expect these measures to increase our sales in these markets by allowing us to better compete through lower distribution costs and reduced prices to the consumer.

     Expand Our Professional Audio Business and Enter the Home Theater
Market. Our Hafler professional audio products are designed for use in recording studios, a small but demanding segment of the professional audio market. We believe our strength in this niche market positions us well for expansion into other professional audio segments if we introduce new products that address the needs of those segments. For example, our new C-Series amplifiers are designed for touring and cinema users who need higher powered amplifiers with lower weight. We believe that sales of Hafler professional products will increase substantially if we devote additional resources to the development and distribution of new products.

     We intend to capitalize on Hafler's brand name and reputation in the professional audio market to enter the home theater market. We intend to introduce preamp/surround sound processors, multi-channel amplifiers and speakers for the home theater under the Hafler brand.

OUR PRODUCTS

     Percent of Sales by Product Class

     Our sales since 1997 were divided among our principal product classes as shown in the following table:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
PRODUCT CLASS:                                                -----    -----    -----
Amplifiers..................................................   49.1%    49.7%    45.5%
Speakers....................................................   29.8     32.2     33.1
Accessories.................................................    7.0      7.6     11.8
Others(1)...................................................   14.1     10.5      9.6
                                                              -----    -----    -----
     Total..................................................  100.0%   100.0%   100.0%
                                                              =====    =====    =====

---------------
(1) Includes source units and other products of which no single product class accounted for more than 10% of our sales in any of these periods.

     Car Audio

     We offer a full line of high-performance car audio products consisting of the following:

     - Amplifiers. Power amplifiers increase the voltage and current coming from the source unit, providing more power than possible from a source unit alone. Power amplifiers are essential for a high-performance car audio system and are typically not part of a standard factory installed system. Also included as part of the amplifier category are signal processors that accept input from a source unit, modify the signal to enhance performance and deliver the modified signal to one or more amplifiers. For specialized applications, we also sell stand-alone signal processors that are not integrated into an amplifier.

     - Speakers. Speakers accept a signal from a source unit or amplifier and translate it into sound. There are two categories of speakers: those eight inches or greater in diameter are considered subwoofers and are designed to play lower (bass) frequencies; and those less than eight inches in diameter are considered speakers and are designed for higher frequencies. Aftermarket speakers and subwoofers provide dramatically improved sound quality compared to most factory-installed car audio systems and are often the single most important improvement consumers can make to their car audio sound systems.

     - Source Units. Source units are the control center for a car audio system. Typically mounted in the dash of the car, source units provide input signals, including AM/FM radio and compact disc players. Most of our source units also have the ability to control a separate CD or MP3 changer.

     - Accessories. Accessories include amplifier installation kits, RCA and speaker cables, carpet/ fabric/surface applications, stiffening capacitors and battery clamps.

     Under our Rockford Fosgate brand we currently offer the following products:

       Amplifiers:      - 28 models of power amplifiers under our Punch brand,
                          with rated power from 100 to 1,000 watts, and minimum advertised prices from $149.95 to $1,329.95. Our amplifiers include 1, 2, 4, and 5 channel alternatives, giving consumers the ability to select an optimum configuration for their system;

                        - Six models of stand alone signal processors, with
                          minimum advertised prices from $99.95 to $719.95. The newest of these processors is a surround sound processor, designed by Jim Fosgate and able to produce surround sound in the car from any 2 channel source;

       Speakers:       - 88 models of speakers under our Punch brand, with
                         minimum advertised prices from $59.95 to $699.95;

       Source Units:   - Five models of source units, with minimum advertised
                         prices from $229.95 to $499.95. Our top of the line source unit offers on-board audio and video switching, allowing the consumer to play a video player, DVD player, video game system, or other component through the unit without need for an accessory switch;

                         - One 8-disc CD changer, with a minimum advertised
                           price of $299.95;

                         - One MP3 changer, with a minimum advertised price of
                           $249.95, controlled by our source units and able to play MP3 format music downloaded from the Internet and stored on eight MMC (Multi Media Card) storage cards;

       Accessories:    - Over 400 different accessories, including amplifier
                         installation kits, RCA and speaker cables, carpet/fabric/surface applications and stiffening capacitors;

                         - Various promotional materials and clothing under our
                           Punch Sport brand name.

     Under our Lightning Audio brand we currently offer the following products:

       Amplifiers:      - Six power amplifier models, with rated power from 60
                          to 1,300 watts and minimum advertised prices from $149.95 to $699.99;

       Speakers:       - Six subwoofer speakers, in 10", 12" and 15" sizes, with
                         minimum advertised prices from $89.99 to $199.99;

       Accessories:    - Over 1,000 different accessories, including RCA and
                         speaker cables, stiffening capacitors, battery clamps and installation kits;

                         - Various promotional materials and clothing under our
                           Urban Industrial Gear brand name.

     Our products have won numerous consumer and industry awards, including Autosound Grand Prix awards in every year from 1987 through 1999, EIA/CES Innovation Awards at the Consumer Electronics Shows in 1997, 1998, 1999 and 2000 and European Car Audio Press awards in 1997 and 1998. Our Punch Power 1100a2 power amplifier was awarded the Car Sound 1999 Voice of the People award by vote of the readers of Car Sound magazine.

     Professional Audio and Home Theater

     We sell professional audio amplifiers and speakers under the Hafler brand name. Our professional audio products are used in recording studios, movie theaters, concert facilities, stadiums, traveling bands and broadcast studios. Due to manufacturing and technical similarities with our car audio products, many processes and technologies are shared and developed across our brands.

     Under our Hafler brand we currently offer the following products:

       Amplifiers:            - Six power amplifier models, with rated power
                                from 110 to 1,000 watts and suggested retail prices from $569 to $2,200; and

       Powered Speakers:  - Two powered monitors and two powered subwoofers, which are speakers with integrated amplifiers, with suggested retail prices from $625 to $795.

     Our Hafler products won awards from Pro Audio Review in 1996 and 1997, and Mix Magazine in 1996 and 1998, as well as receiving the EQ Award in 1997 and Electronic Musician Editor's Choice Award in 1999. Later this year, we plan to offer a preamp/surround sound processor, multi-channel amplifiers and speakers for the home theater market.

RESEARCH AND DEVELOPMENT

     Research and development is a primary focus of our business because of the heavy demand by our core consumers for leading-edge products. We focus our research and development efforts primarily on enhancing current products and developing new products.

     As at December 31, 1999, our research and development staff consisted of 11 design engineers, as well as other support staff, dedicated to product development and who coordinate their efforts with:

     - our sales group to identify features consistent with market requirements and our brand image;

     - our manufacturing staff to develop and build products more efficiently;

     - our product support staff to identify weaknesses in our existing products and to help re-design them; and

     - our customers -- both at the retailer and consumer level -- to help us better understand their needs and preferences and incorporate them into our products.

     As a result of these efforts, we have reduced product development time-to-market from up to 24 months to an average of six to nine months. By contrast, we believe that most of our competitors average over 12 months. Our objective is to introduce new products or re-engineer at least one-third of our existing product line annually. In 1999, 69% of our sales were generated from new or re-engineered products.

     Part of our research and development efforts seek to create a reserve base of technologies and innovations that are available to our engineers for use in the product development process. As a result, we can readily respond to changing demand and effectively execute our marketing plans by introducing new products and by adding features to our existing products. Examples of product innovations that have been or are being developed from this reserve technology base include:

     - powered speakers, which are speakers that include an integrated amplifier;

     - remote bass and speaker controls;

     - active cross-overs that allow consumers to tailor our amplifiers to their systems' needs;

     - digital amplifiers that incorporate a more efficient circuit design;

     - surround sound processors for the car and home;

     - MP3 changer, which will be the one of the first MP3 changers for the car available in the United States;

     - materials improvements that increase the durability and performance of our products; and

     - digital signal processing technology.

SALES, MARKETING AND DISTRIBUTION

     Our sales and marketing efforts are designed to enhance our brands by projecting an image that appeals to consumers who appreciate brand authenticity and value. We believe that the combination of our hard-hitting advertising campaigns with our rugged and durable product offerings has created worldwide recognition and loyalty among our core consumers. Our products are promoted with advertisements in car audio magazines, newspapers and other publications as well as on television and the Internet. We participate in six annual trade and consumer shows and contests, and supply promotional prizes and giveaways. We also help promote concerts and compact discs produced using Hafler products.

     Our sales and marketing activities are listed below in their order of importance:

     - making regular calls to dealers and providing them with demonstration products, point-of-purchase displays and other marketing materials;

     - initiating targeted advertising in periodicals read by our potential consumers;

     - training dealer installation personnel at our Rockford Technical Training Institute;

     - participating in rule making for, and providing technical and product support to, auto sound competitions;

     - participating in related professional and consumer trade shows; and

     - maintaining product and brand information for consumers and retailers on our Web sites.

     We consider our advertising to be hard-hitting because our advertisements are intense, frequent and intended to excite our core consumer. We use visual advertisements and booming sound bites in our audio campaign to promote the power, quality and intensity of our products.

     Our corporate Web site, located at www.rockfordcorp.com, and our brand sites www.rockfordfosgate.com, www.lightningaudio.com and www.hafler.com, offer consumers and retailers reliable and comprehensive information about our product offerings and consumer services. Because our core car audio consumers are among the most enthusiastic users of the Internet, we believe expanded Internet-based marketing will broaden our consumer reach, enhance our brand image and direct potential consumers to our retailers. Consumers can currently purchase Punch Sport promotional materials and clothing from our corporate Web site. In addition, we intend to sell our upcoming Hafler home theater products over the Internet both at our www.hafler.com Web site and through authorized Internet retailers.

     Car Audio Distribution

     We currently sell our car audio products in the U.S. to approximately 2,300 independent retail stores through 28 independent sales representative firms who identify, recruit and sell to dealers in their regions. Our representative firms, supported by our five in-house regional managers, employ a total of approximately 114 field personnel who make regular calls on dealers in their region. We have entered into one-year agreements with each of these firms under which we appoint them our sales representative for a specific territory and specific products under varying terms. We pay our independent sales representatives in the United States commissions based on sales of our products to independent retailers in their territory. Commission amounts range from 2% to 9% of sales depending upon product category, retailer involved in the purchase and achievement of quarterly sales targets.

     Our U.S. distribution system is composed of independent specialty dealers, audio/video retailers, consumer electronics chains and catalog merchants. Our dealers and distributors sign agreements under which we appoint them to serve a specific territory to distribute our products under varying terms. In early 1999, we launched our distribution program with Best Buy, one of the larger consumer electronics retailers. Best Buy sells our products in all of its more than 350 stores nationwide. Our expansion into Best Buy is part of our strategy to distribute through additional channels. We believe our expansion into Best Buy will:

     - further increase recognition of the Rockford Fosgate brand;

     - distribute our products to a more diverse set of consumers;

     - expand market share among our core consumers since many of them shop at Best Buy stores;

     - expand our sales into geographic markets where we currently have little presence; and

     - allow our specialty dealers to grow their sales by taking advantage of increased product visibility created by Best Buy's advertising programs.

Under our agreement, Best Buy provides to us (1) six-month rolling forecasts, updated monthly, (2) commitments to purchase products within 60 days and (3) purchase orders 30 days in advance of shipment. The payment terms generally require payment of invoices within 60 days. We review sales goals and orders with Best Buy monthly to determine whether goals are being met. The agreement is terminable at will and does not include any term or renewal provisions.

     We currently sell our car audio products in over 60 other countries through independent distributors and sales representatives. Independent distributors purchase products from us and re-sell them to retailers in their designated territories. They assume inventory risks and take responsibility for warranty service in their territory.

     During 1999, we initiated a program to convert selected foreign markets to a one-step distribution system by switching to independent sales representatives. Independent sales representatives do not purchase products from us, but instead sell products on our behalf. We remain responsible for inventory until an independent retailer purchases it, and we retain responsibility for warranty service. This system allows us to sell directly to retailers rather than to distributors who further mark-up our products before selling them. We expect this transition to increase our penetration in these markets because commissions to independent sales representatives are less than the distributor mark-up, allowing us to reduce prices to the consumer while providing us with a higher gross margin. Because relatively high sales volumes are needed to justify the use of independent sales representatives, we anticipate continuing to distribute through distributors in smaller territories. To date, we have successfully completed the conversion to the one-step distribution system in Canada, Germany and Austria.

     Professional Audio and Home Theater Distribution

     In the U.S., we sell professional audio products primarily through sales representatives, who sell to small specialty musical instrument and recording dealers and to larger retail chains, such as Guitar Center and Sam Ash. Larger recording studios, sports arenas and large commercial installations tend to bypass traditional retail channels and purchase from contractors or audio engineers responsible for the design of systems for these large projects. Similarly, retail stores and home contractors often sell professional audio equipment for installation in larger home-theater applications and our professional products are used in these applications. We are attempting to increase Hafler's penetration in these markets. We also sell Hafler professional audio products internationally, through approximately 28 independent distributors in over 30 countries.

     We plan to distribute Hafler home theater products via the Internet, both at www.hafler.com and through authorized Internet retailers, as well as through traditional retail channels. Consumers have become more comfortable with buying large ticket items over the Internet, and we believe that these products can be sold in reasonable volume through this channel. We plan to address consumers' concerns with purchasing a home theater system without hearing it, by establishing a strong reputation for reliability and sound quality. We plan to begin building this reputation through reviews and advertisements in respected magazines.

PRODUCT SUPPORT

     To maintain and enhance our relationships with retailers, we provide numerous support services, including product and installation training, sales training and technical and customer service support. Our Web site provides comprehensive and valuable information for dealers and distributors, including product schematics, ad layouts and logos. Our Rockford Technical Training Institute, one of the first and most advanced of its kind in our industry, trains approximately 2,000 retail sales and installation personnel per year on installation, sales and marketing techniques that help them sell car audio products. In addition, our instructors and demonstration vehicles travel worldwide hosting dealer instruction seminars.

     Our products carry standard warranties against defects in material and workmanship, and we will either repair or replace any product that fails to meet this warranty. Repair services are available for products which are no longer covered under the original warranty. For our U.S. customers, we have in-house customer service, repair and technical support personnel who provide general company information, installation support, troubleshooting, and system design assistance. We provide a unique rapid factory direct repair program that repairs and ships products within 24 hours of receipt, reducing retailer and consumer inconvenience if our products fail to perform properly. For our international customers, our distributors provide customer service and warranty support.

MANUFACTURING

     We believe our efficient production, sourcing and distribution capabilities make us one of the preferred suppliers in the car audio aftermarket.

     We manufacture amplifiers, signal processors and various accessories at our facilities in Tempe, Arizona and mid-range speakers, woofers and subwoofers at our facility in Grand Rapids, Michigan. In 1999, Hyundai Electronics signed a four-year joint development agreement with us to supply all of the source units we resell under the Rockford Fosgate brand name in accordance with our specifications. Under the agreement, we agreed to develop jointly and then purchase source units from Hyundai on an exclusive basis, provided that Hyundai could demonstrate to us successful commercial production of the units. We set development and production milestones which Hyundai successfully met. We paid to Hyundai a development fee and agreed to provide, at Hyundai's expense, personnel and equipment to assist Hyundai's development of the source units according to our specifications. The agreement obligates us to place monthly purchase orders with Hyundai and is subject to cancellation charges for partially or totally cancelled orders. The agreement commenced April 8, 1999 and expires July 31, 2003. As at December 31, 1999, we had paid to Hyundai approximately $6.1 million under the agreement which includes pre-contract development costs. Other third parties manufacture our full-range speakers and various components according to our design specifications.

     We use cellular manufacturing processes and just-in-time supply management in all our manufacturing facilities. Cellular manufacturing provides flexibility and efficiency because any cell can manufacture any product, depending on market demand. Lot sizes are small and feedback from the manufacturing process is quick. We use advanced surface mount technology in our electronics manufacturing. Surface mount technology is accurate, increases the density of circuits and reduces labor content. Our flexible manufacturing and in-house engineering capabilities are a key part of our efforts to shorten lead times from concept to production, respond rapidly to changing demand and reduce our parts and raw materials inventory. Both of our facilities focus on continuous improvement, with quality control embedded in the manufacturing process. The result has been improved flexibility, increased efficiency and greatly improved cycle times.

     Since 1998, we have shifted from purchasing parts and materials solely in the U.S. to purchasing from the best suppliers available to us worldwide. This global sourcing initiative was a critical shift in our raw materials strategy, allowing us to deliver high quality, low-cost goods that are competitive with those offered by our U.S. and international competitors. Global sourcing of our component parts provides us the best total cost suppliers and introduces us to worldwide technologies and materials. Our new Lightning Audio amplifiers and speakers are built to our specifications by suppliers in Korea and China.

COMPETITION

     Our markets are very competitive, highly fragmented, rapidly changing and characterized by price competition and, in the car audio market, rapid product obsolescence. Rockford competes in the car audio market on the basis of brand recognition, innovation and technology, quality and reliability, breadth of product line, distribution capabilities and price. Competition comes predominantly from two categories:

     - Specialty audio suppliers. These companies generally compete in specific market niches on the basis of brand image, quality and technology. However, many of these companies are undercapitalized, lack the buying power necessary to develop cost efficiencies and lack the infrastructure to efficiently source raw materials, manufacture components and systems, and distribute finished products.

     - Large consumer electronics companies. These companies offer car audio products as part of their broad consumer electronics lines. They have efficient operations but are volume-driven and generally do not respond as quickly to changing consumer preferences as do smaller specialty suppliers. Consumer perception of the quality of their products is often not as high, frequently resulting in lower brand image and profit margins. These companies tend to focus on the larger market segments, such as source units, and generally do not focus on the smaller market segments, such as amplifiers and subwoofers.

     Some of our competitors have greater financial, technical and other resources than we do and many seek to offer lower prices on competing products. To remain competitive, we believe we must regularly introduce new products, add performance features to existing products and limit increases in prices or even reduce prices. Our principal competitors within our product lines are listed below:

     - Car Audio Amplifiers: Alpine, Kenwood, Kicker, MTX, Orion, Phoenix Gold and Precision Power;

     - Car Audio Speakers: Blaupunkt, Boston Acoustics, Infinity, JBL, JL Audio, Kenwood, Kicker, MTX, Pioneer and Polk;

     - Car Audio Source Units: Alpine, Blaupunkt, Clarion, Fujitsu Eclipse, Kenwood, Nakamichi, Pioneer and Sony;

     - Car Audio Accessories:  Monster Cable, Phoenix Gold and Stinger; and

     - Professional Audio Amplifiers and Speakers: Crest, Crown, Eastern Acoustic Works, Mackie Designs, Peavy, QSC and Tannoy.

     According to NPD Intelect Market Tracking, based on U.S. dollar sales in 1999, we rank:

     - first among our competitors in car audio amplifiers; and

     - third among our competitors in car audio speakers.

     We believe we have a significant share of the market for professional amplifiers in recording studios and a small share in the remainder of the professional audio market, but do not have information allowing us to rank ourselves in those markets.

     We also compete indirectly with automobile manufacturers, who may improve the quality of original equipment sound systems, reducing demand for aftermarket car audio products. They may also change the designs of their cars to make installation of our products more difficult or expensive.

INFORMATION SYSTEMS

     We have a fully integrated system based on a Novell network, Oracle applications and databases, Microsoft Office applications and a Cisco infrastructure. Our information systems are designed to respond quickly to inquiries from our managers, employees, suppliers and customers. They are designed to support our efforts to:

     - produce high-quality products;

     - reduce working capital requirements;

     - decrease the time to market for new products;

     - deliver orders faster; and

     - provide accurate and timely information.

     Our information systems assist us in producing high-quality products quickly and affordably by providing immediate quality information about our business. Our advanced messaging systems collect feedback about product quality from our customer service department that we send directly to our engineering and manufacturing groups. This early customer feedback permits prompt adjustments and serves as an immediate indicator of our products' market acceptance. Our common drive is accessible to authorized employees for new product information and timely updates. Management has access to secured databases regarding the status, cost and projections for pending projects, enabling quick adjustments to scheduling and use of resources.

     We have implemented Web-based systems to provide accurate and timely information and allow our representatives, dealers and distributors to check the status of their orders at our secure Internet site. We also have designed and tested systems to accept orders from consumers over the Internet in preparation for distribution of our Hafler home theater products.

INTELLECTUAL PROPERTY

     We rely upon a combination of trade secret and trademark laws, non-disclosure agreements and patents to protect our proprietary rights. We have registered many trademarks and trade names both in the U.S. and internationally and are committed to maintaining and protecting them. We believe our trademarks and trade names are material to our business and are well known among consumers in our principal markets. Our principal trademarks and trade names include:

     - Rockford Fosgate(R);

     - The Punch(R);

     - Connecting Punch(R);

     - Punch Sport(R);

     - Practice Safe Sound(R);

     - Car Audio for Fanatics(R);

     - Lightning Audio(R);

     - Storm(TM);

     - Bolt(TM);

     - Strike(TM);

     - Urban Industrial Gear(TM);

     - Hafler(R); and

     - Our "Diamond R" logo.

EMPLOYEES

     As at December 31, 1999, we had 454 total employees. At that date, in the U.S., 293 were engaged in manufacturing, 37 in research and development, 49 in sales and marketing and 55 in administration. We also had 20 employees working outside of the U.S. in various functions. We have never had a work stoppage and none of our employees are unionized. We believe our employee relations are good.

CORPORATE STRUCTURE

     The chart below shows our corporate structure and the division of our operations among us and our subsidiaries:

                            [SUBSIDIARY FLOW CHART]

FACILITIES

     Our corporate headquarters and electronics manufacturing facilities are located in Tempe, Arizona. We manufacture speakers at our facility in Grand Rapids, Michigan. We use warehouses strategically located in the U.S., Japan, Singapore and Germany that enhance our ability to serve our markets faster and more cost effectively than many of our competitors. The following table contains information about our facilities, all of which are leased:

                                                                     APPROXIMATE
                                                    APPROXIMATE      1999 ANNUAL
           FUNCTION                  LOCATION      SQUARE FOOTAGE   RENTAL EXPENSE   LEASE EXPIRATION
-------------------------------  ----------------  --------------   --------------   -----------------
Corporate headquarters.........  Tempe, Arizona        15,000         $  150,000     December 31, 2001
Manufacturing, research and
  development, and
  purchasing...................  Tempe, Arizona        22,000            143,000     December 31, 2001(1)
Warehousing, sales and customer
  service......................  Tempe, Arizona        25,000            163,000     December 31, 2001(1)
Warehousing and sales..........  Gilbert, Arizona      29,000            127,000     August 31, 2001
Manufacturing, research and
  development, purchasing and
  administration...............  Grand Rapids,         81,000            246,000     March 31, 2001
                                 Michigan
Warehousing and sales..........  Japan                  7,500            135,000     April 30, 2011
Warehousing....................  Singapore              9,000            145,000     November 15, 2000
Warehousing....................  Germany               17,000            137,000     December 30, 2006
                                                      -------         ----------
          Total................                       205,400         $1,246,000
                                                      =======         ==========

---------------
(1) We have the right to extend these leases for one additional one-year term.

ENVIRONMENTAL COMPLIANCE

     Whenever possible, we avoid using hazardous materials in our production processes. Two chemicals used in our basic processes, lacquer and flux, are listed as hazardous materials by the U.S. Environmental Protection Agency. We use them in limited quantities in our production facility, taking care to see that they are stored, used and disposed of in the proper manner. We believe that compliance with federal, state, local and foreign provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will not have a material effect upon our capital expenditures, earnings and competitive position. We do not anticipate material capital expenditures for environmental control facilities for the remainder of the current fiscal year, or the succeeding fiscal year.

LEGAL PROCEEDINGS

     In 1998, Integrated Electronic Technologies (IET) alleged in correspondence that our patented TOPAZ circuit design infringed a patent of IET. The TOPAZ circuit is used in our higher-priced "Punch" line of car audio amplifiers and in our Hafler professional amplifiers. IET has not initiated any legal proceedings relating to this claim, but recently communicated with us through new counsel and requested a meeting to review their claims. We anticipate such a meeting in the near future. We believe that IET's allegations are without merit.

     On December 28, 1999, Monster Cable filed a patent infringement action in the United States District Court for the Northern District of California against Lightning Audio. The complaint arises out of the display packaging for our Lightning Audio connector cables and alleges trade dress infringement and infringement of four design patents and one utility patent. We intend to vigorously defend against the asserted claims, have filed an answer denying any liability to Monster Cable, and do not believe the claims will have a material effect on our business.

     In addition to the above, we are and may continue to be a party to various lawsuits and arbitrations from time to time. As at March 31, 2000, we were not a party to any legal proceedings that we believe are material.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table contains information regarding our executive officers and directors as of the date of this prospectus:

NAME                                        AGE                        POSITION
----                                        ---                        --------
W. Gary Suttle(1).........................  59     President, Chief Executive Officer and Director
David A. Boshes...........................  45     Vice President of Operations
Daniel C. McLeod..........................  46     Vice President of Sales
David L. Richards.........................  53     Vice President of Information Technology
James C. Strickland.......................  62     Vice President of Engineering
James M. Thomson..........................  53     Vice President of Finance, Chief Financial
                                                   Officer and Secretary
Alan R. Zimmerman.........................  43     Vice President of Product Design and Development
Jerry E. Goldress(1)(2)(3)................  69     Chairman of the Board
Nicholas G. Bartol........................  45     Director
Timothy C. Bartol(1)(2)(3)................  44     Director
Ralph B. Godfrey(2).......................  60     Director
John P. Lloyd(3)..........................  48     Director

---------------
(1) Member of the executive committee.
(2) Member of the nominating and compensation committee.
(3) Member of the audit and finance committee.

     W. Gary Suttle has served as President and Chief Executive Officer since August 1992. From that time through December 31, 1998, he simultaneously served as a partner in Grisanti, Galef & Goldress, a turnaround, growth and profit improvement firm and provided his services to us through that firm under a consulting agreement. From 1982 until 1992, Mr. Suttle was a partner in Grisanti, Galef & Goldress and was involved in consulting and management for various manufacturing and retail firms. From 1980 to 1982, Mr. Suttle was a consultant with The Boston Consulting Group. He also served as a captain in the U.S. Marine Corps where he was involved in special operations. Mr. Suttle holds a B.S. in Electrical Engineering from Auburn University, an M.S. in Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from The Harvard Graduate School of Business Administration.

     David A. Boshes has served as Vice President of Operations since 1996 and has served us in various positions since 1993, beginning as Production Engineering Manager. From 1976 until 1993, Mr. Boshes held various technical positions with Digital Equipment, ranging from Product Test Engineer to Plant Engineering Manager. Mr. Boshes holds a B.S. in Electrical Engineering from Northern Arizona University.

     Daniel C. McLeod has served as Vice President of Sales since 1991 and has served us in various sales positions since 1985. From 1982 to 1985, Mr. McLeod operated a manufacturers representative firm selling consumer electronics. From 1975 to 1982, Mr. McLeod was a retail store manager for the Minneapolis-based chain of Team Electronics.

     David L. Richards has served as Vice President of Information Technology since 1996 and, prior to that, as Director of Information Technology beginning in 1993. From 1976 until 1993, Mr. Richards held a number of MIS management positions for Digital Equipment with responsibility for systems and programming implementation. Mr. Richards also served in the U.S. Army.

     James C. Strickland has served as Vice President of Engineering since 1992 and has served us in other engineering and research positions since 1987. Prior to joining us in 1987, he served in various engineering capacities with Sony, MCI, Acoustat and The David Hafler Company. Mr. Strickland holds a B.S. in Mathematics from the University of Miami (Florida). Mr. Strickland holds seven U.S. patents, three of which have been assigned to Rockford, involving circuitry used in home and auto amplifiers.

     James M. Thomson has served as Vice President of Finance and Chief Financial Officer since joining us in 1993. Prior to 1993, Mr. Thomson held positions as Operations Finance Manager, Corporate Controller of Corporate Planning and Director of Finance and Customer Administration for The Toro Company Worldwide Irrigation Division. He was also a Senior Financial Analyst for Litton Industries and operated his own consulting company. Mr. Thomson also served in the U.S. Navy. Mr. Thomson holds a B.S. and M.S. in Applied Economics from the University of Wisconsin - Madison.

     Alan R. Zimmerman has served as Vice President of Product Design and Development since 1998 and has served us in various positions since 1988. Mr. Zimmerman was with Honeywell from 1980 to 1988 where he held various positions in cost and inventory accounting, manufacturing financial analysis and business planning. Mr. Zimmerman holds a B.S. in Accounting and an M.B.A. from Arizona State University.

     Jerry E. Goldress has served as Chairman of the Board since 1998. Mr. Goldress served as an advisory director to us from 1992 until 1998. Since 1981, Mr. Goldress has served as Chairman and Chief Executive Officer of Grisanti, Galef & Goldress. Mr. Goldress is also a director of Applied Magnetics, a publicly held supplier of magnetic recording heads and head stack assemblies for disc drives, and of K2, Inc., a publicly held manufacturer of snow ski equipment. Mr. Goldress has a B.S. and M.S. in Industrial Engineering from Pennsylvania State University.

     Nicholas G. Bartol has served as a director since 1985, except for a two-year period from 1991 to 1993. Mr. Bartol was employed by EFW, a defense contractor, from 1985 until April 1999. Mr. Bartol holds an A.B. from Brown University, an M.B.A. from Southern Methodist University and a Master of Theology from Dallas Theological Seminary. Mr. Bartol is the brother of Timothy
C. Bartol.

     Timothy C. Bartol has served as a director since 1997 and served as our Chairman in 1997 and 1998. Mr. Bartol has been employed since 1994 by Phillips Publishing and is currently Director of Information Technology for its Western Division. From 1997 until February 2000, he served as Director of Applications Development for Phillips Publishing. Mr. Bartol holds a B.A. from Stanford University, and an M.B.A. and M.S./M.I.S. from Boston University. Mr. Bartol is the brother of Nicholas G. Bartol.

     Ralph B. Godfrey has served as a director since April 1999. Mr. Godfrey has been employed since 1990 by 3Com, a publicly held manufacturer of computer networking products. He has held various sales positions including Senior Vice President of Americas Sales. He is currently managing 3Com's electronic business operations as Senior Vice President of E-Business. Mr. Godfrey holds a B.S.E.E. and an M.S. in Electrical Engineering from Auburn University.

     John P. Lloyd has served as a director since 1988. Mr. Lloyd has worked since 1994 as a Managing Director in the Investment Management Group of Aetna. Mr. Lloyd is a Chartered Financial Analyst and has a B.S. in Finance from Villanova University and an M.B.A. in Investments from Drexel University.

COMMITTEES OF THE BOARD OF DIRECTORS

     The executive committee of the board of directors meets periodically to advise upon and approve Rockford's business and affairs that may arise between the regularly scheduled board meetings. The current members of the executive committee are Messrs. Goldress (Chair), T. Bartol and Suttle.

     The nominating and compensation committee of the board of directors recommends officers and directors to the board of directors and reviews and approves the amount and type of compensation paid to senior management. The current members of the nominating and compensation committee are Messrs. T. Bartol (Chair), Godfrey and Goldress.

     The audit and finance committee of the board of directors reviews our accounting controls and recommends to the board of directors the engagement of our outside auditors. The current members of the audit and finance committee are Messrs. Lloyd (Chair), T. Bartol and Goldress.

DIRECTOR COMPENSATION

     We compensate our non-executive directors by paying them $1,000 per quarter. In addition to compensation, we reimburse directors for their reasonable travel expenses incurred in attending board and committee meetings.

     We have also customarily granted to our non-executive directors options under our 1994 and 1997 Stock Option Plans. The following table sets forth all information pertinent to such grants to our current board of directors.

                                                                                            TERM
NAME                                                NUMBER OF SHARES     EXERCISE PRICE     (YRS)
----                                                ----------------    ----------------    -----
Jerry E. Goldress.................................       34,400              $2.44           10
John P. Lloyd.....................................       73,100              $2.44           10
Nicholas G. Bartol................................        8,600              $2.44            5
Timothy C. Bartol.................................        8,600              $2.44            5
Ralph B. Godfrey(1)...............................           --                 --           --

---------------
(1) On the effective date of this offering, we plan to grant to Mr. Godfrey an option to purchase 64,500 shares at an exercise price equal to the price in this offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, executive compensation decisions were made by our board's nominating and compensation committee which consisted of Messrs. T. Bartol, Goldress and Suttle. Prior to January 1, 1999, Mr. Suttle was an executive officer of Rockford and Mr. Goldress' firm of Grisanti, Galef & Goldress had a consulting agreement with us. None of our directors serve on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or nominating and compensation committee.

EMPLOYMENT AGREEMENTS

     Except for Mr. Suttle, none of our executive officers has a written employment agreement. See "Related-Party Transactions -- Suttle Employment Agreement" for a description of Mr. Suttle's employment agreement. We maintain a $1.0 million key-person life insurance policy on Mr. Suttle. We have applied for additional key person life insurance of $7.0 million for Mr. Suttle and $2.0 million each for five other executive officers.

EXECUTIVE COMPENSATION

     The following table shows all compensation earned during 1999 by our President and Chief Executive Officer and our other four most highly compensated executive officers whose salaries and bonuses in aggregate exceeded $100,000 in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM
                                                                                 COMPENSATION
                                                     ANNUAL COMPENSATION            AWARDS
                                                    ---------------------    ---------------------
                                                                             SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION                         SALARY(1)     BONUS          STOCK OPTIONS
---------------------------                         ---------    --------    ---------------------
W. Gary Suttle....................................  $386,154     $120,000(2)        86,000
  President and Chief Executive Officer
David A. Boshes...................................   148,551       26,000               --
  Vice President of Operations
Daniel C. McLeod..................................   198,407       25,000               --
  Vice President of Sales
David L. Richards.................................   150,891       30,000               --
  Vice President of Information Technology
James M. Thomson..................................   151,050       30,000               --
  Vice President of Finance and Chief Financial
  Officer

---------------
(1) Amounts listed are annual base salaries, with the exception of Mr. McLeod, who is paid commissions based on our sales. Mr. McLeod's commissions are included in the salary column.
(2) This bonus was paid to Grisanti, Galef & Goldress, under a consulting agreement with that firm. Mr. Suttle's services under the consulting agreement ended and he became a Rockford employee on January 1, 1999.

1999 STOCK OPTION GRANTS

     The following table summarizes the stock options we granted to our officers listed on the Summary Compensation Table for 1999. We have never granted any stock appreciation rights.

     The Securities and Exchange Commission requires that we use the assumed annual compounded rates of stock price appreciation of 5% and 10% shown in this table. These rates are only an illustration and are not based on our anticipated results. Our stock price may increase or decrease, based on market conditions, our performance and many other factors. You should not rely on the amounts in this table as a projection of our performance over any time period.

                              INDIVIDUAL GRANT(1)

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                                                                                        ANNUAL RATES OF
                                        PERCENT OF                                        STOCK PRICE
                                       TOTAL OPTIONS                                   APPRECIATION FOR
                                        GRANTED TO     EXERCISE                         OPTION TERM(2)
                           NUMBER OF   EMPLOYEES IN    PRICE PER                     ---------------------
NAME                        SHARES         1999          SHARE     EXPIRATION DATE      5%         10%
----                       ---------   -------------   ---------   ---------------   --------   ----------
W. Gary Suttle...........   86,000          100%         $7.67     January 1, 2009   $415,070   $1,051,870
David A. Boshes..........       --           --             --                 --          --           --
Daniel C. McLeod.........       --           --             --                 --          --           --
David L. Richards........       --           --             --                 --          --           --
James M. Thomson.........       --           --             --                 --          --           --

---------------
(1) All options were granted under our 1997 Stock Option Plan. 25% of the option shares are exercisable on the day of the grant and 25% become exercisable on each of the first three anniversaries of the grant date.
(2) This column represents the hypothetical gain if (1) the employee exercises the options at the end of the option term, (2) the shares had a fair market value on the date of grant equal to the option price and (3) the shares appreciate at the assumed rates of compounded annual growth. The employee's actual gain, if any, will depend on the performance of our stock and on market conditions. It may be more or less than the assumed amounts.

1999 OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table contains information concerning the exercise of stock options during the fiscal year ended December 31, 1999 by our officers listed on the Summary Compensation Table:

     - the shares that our executive officers purchased during 1999 by exercising their stock options; and

     - the number and value of unexercised options our officers listed on the Summary Compensation Table held at December 31, 1999. Value is determined by subtracting the exercise price from our board's deemed fair market value at that date.

                                                                                           VALUE OF
                               1999 OPTION                                         UNEXERCISED IN-THE-MONEY
                                EXERCISES           UNEXERCISED OPTIONS AT                OPTIONS AT
                           -------------------         DECEMBER 31, 1999               DECEMBER 31, 1999
                            SHARES     VALUE     -----------------------------   -----------------------------
                           ACQUIRED   REALIZED   EXERCISABLE   NOT EXERCISABLE   EXERCISABLE   NOT EXERCISABLE
                           --------   --------   -----------   ---------------   -----------   ---------------
W. Gary Suttle...........    --         --         60,200          64,500         $202,500         $    --
David A. Boshes..........    --         --         73,100          12,900          372,788          31,574
Daniel C. McLeod.........    --         --         71,221          14,779          360,945          34,055
David L. Richards........    --         --         70,950          15,050          338,288          39,074
James M. Thomson.........    --         --         72,025          13,975          365,538          31,824

STOCK OPTION PLANS

     We have two stock option plans, the 1994 Stock Option Plan and the 1997 Stock Option Plan. The plans are substantially similar. Both provide for the grant of incentive stock options and non-qualified stock options to our consultants, directors, officers and key employees. The purpose of the plans are to:

     - attract and retain skilled and qualified officers, directors and key employees;

     - motivate them to achieve our long-range goals; and

     - align their interests with the interests of our shareholders.

     The board of directors adopted the 1994 Stock Option Plan on January 26, 1995 and the 1997 Stock Option Plan on April 22, 1998. The shareholders approved the 1994 plan on April 25, 1995 and the 1997 plan on April 22, 1998.

     We have reserved a total of 2,150,000 shares for issuance under both plans. As at December 31, 1999, we had:

     - issued 40,634 shares under the plans;

     - outstanding options to purchase 1,772,381 shares under the plans at a weighted average exercise price of $3.56 per share; and

     - 336,985 shares still available for future grant.

Shares of common stock reserved for issuance upon the exercise of options under a plan are available for future reissuance under the plan if the options expire or terminate without being exercised. Under the 1997 plan, the maximum number of shares any individual may receive during a calendar year is 430,000 shares. There is no similar maximum under the 1994 plan. Under both plans, in the case of incentive stock options, the aggregate fair market value of stock that is exercisable for the first time by any individual during any calendar year may not exceed $100,000.

     The nominating and compensation committee of the board of directors administers the plans. The committee has discretion to determine:

     - who should receive options;

     - how many shares to include in each grant;

     - the exercise price for each option;

     - whether an option should be an incentive option or a non-statutory option under the federal tax laws (except that only our employees may receive incentive options);

     - the vesting schedule for each option;

     - the term of each option; and

     - other material terms of the options granted.

Option holders may pay the exercise price for options in cash or, at the committee's discretion, in shares of common stock.

     The vesting schedule for all options awarded to date provides for 25% of the option shares granted to vest on the date of grant and 25% to vest on each of the first three anniversaries of the grant date. The options also fully vest if we agree to sell all or substantially all of our assets or shares or to merge with another company if our shareholders do not have a controlling interest in the surviving entity.

     Prior to expiration of the 1994 plan on December 22, 2004 and the 1997 plan on October 28, 2007, the board of directors may terminate, amend or modify either plan at any time; however, no termination, amendment or modification may adversely change the rights of holders of outstanding options without their consent.

OTHER OPTIONS

     We also granted options to Grisanti, Galef and Goldress before the adoption of the 1994 plan as follows:

           NUMBER OF SHARES                   EXERCISE PRICE                   EXPIRATION DATE
           ----------------                   --------------                   ---------------
                215,000                           $1.51                        August 1, 2002

1999 EMPLOYEE STOCK PURCHASE PLAN

     Our board of directors adopted, and the shareholders approved on May 17, 1999, the 1999 Employee Stock Purchase Plan. A total of 361,200 shares of our common stock are reserved for issuance under the plan, which became effective on September 1, 1999.

     The plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for six-month offering periods. Each offering period includes one purchase period.

     Employees are generally eligible to participate if they are employed by us or a participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, the plan does not permit an employee to participate if the employee either:

     - immediately after the grant, owns shares controlling 5% or more of the total combined voting power of our shares; or

     - has the right to purchase more than $25,000 worth of our shares under all of our employee stock purchase plans in each calendar year.

The plan permits employees to purchase common stock through payroll deductions of up to 10% of the employee's base earnings. The maximum number of shares an employee may purchase during a single purchase period is 1,000 shares.

     The price for shares purchased under the plan is generally 85% of the fair market value of the shares (1) at the beginning of the offering period or (2) at the end of the offering period, whichever is less. Employees may end their participation at any time during an offering period, and we will repay their payroll deductions as of the date they stop participating. Participation ends automatically upon termination of employment with us.

     Rights granted under the plan are generally not transferable by an employee other than by will or the laws of descent and distribution. In the event that we merge with or into another corporation and we are not the surviving corporation or sell substantially all of our assets, each outstanding right under the plan will be automatically exercised to the extent of existing payroll deductions as of the effective date of the merger or asset sale.

     The board of directors has the authority to terminate or amend the plan, however, the shareholders must approve any amendment that will increase the total number of shares for which rights may be granted. The shareholders must also approve any amendment that is required by reason of section 423 of the Internal Revenue Code. The plan will terminate automatically ten years from its effective date unless it is terminated sooner by the board.

                           RELATED-PARTY TRANSACTIONS

GRISANTI, GALEF & GOLDRESS CONSULTING AGREEMENT

     We initially retained Grisanti, Galef & Goldress to provide Mr. Suttle's consulting services to us under a February 1992 letter agreement. Effective on August 1, 1992, we named Mr. Suttle our President and Chief Executive Officer and entered into a consulting agreement with Grisanti, Galef & Goldress. Under the consulting agreement, we retained Grisanti, Galef & Goldress to provide services for three years beginning on August 1, 1992. We agreed to pay consulting fees of $360,000 per year and bonus fees of up to $120,000 per year. In addition, we granted Grisanti, Galef & Goldress an option to purchase up to 215,000 shares of our common stock at an exercise price of $5.35 per share. In October 1994, we agreed to reduce the exercise price of the option to $1.51 per share.

     We renewed our agreement with Grisanti, Galef & Goldress effective as of August 1, 1995, extending the term for five more years. We agreed to continue paying consulting fees of $360,000 per year and bonus fees up to $120,000 per year. We paid bonus fees of $120,000 for each of 1997 and 1998. We also agreed in 1995 to extend the 215,000 share stock option so that it now expires on August 1, 2002.

     Effective January 1, 1999, the consulting agreement was amended to discharge our remaining obligation to pay consulting fees or bonuses to Grisanti, Galef & Goldress, in exchange for a grant to Mr. Goldress of options to purchase 21,500 shares of our common stock under our 1997 Stock Option Plan. Also on that date, Mr. Suttle became a Rockford employee under the terms of a formal employment agreement. The consulting agreement as amended January 1, 1999, gives us the right, but not the obligation, to retain Grisanti, Galef & Goldress to provide consulting services.

SUTTLE/BARTOL OPTION AGREEMENT

     Mr. Suttle holds an option to purchase 795,500 shares of our common stock from Monument Investors Limited Partnership, a family partnership controlled by two of our directors, Messrs. N. and T. Bartol. This option was originally granted to Mr. Suttle effective August 1, 1992 and fully vested on August 1, 1995 as consideration for his agreement to serve as director, Chief Executive Officer and President of Rockford for a period of not less than three years. On August 1, 1995, the agreement was amended to extend the term of the option from August 1, 1999 to August 1, 2002 and to increase the exercise price of the options during the extended period. The exercise price of Mr. Suttle's options increase over time on the following schedule:

$0.37 per share..........................  On or before August 1, 1995
$0.41 per share..........................  After August 1, 1995 and on or before
                                           August 1, 1999
$0.70 per share..........................  After August 1, 1999 and on or before
                                           August 1, 2002

CAROLINE BARTOL NOTE

     In March 1996, we borrowed $2.0 million from Caroline Bartol, the mother of Messrs. N. and T. Bartol. On July 1, 1996, Mrs. Bartol converted $1.0 million of this loan into 289,562 shares of common stock and extended the $1.0 million balance of the loan in exchange for our grant of an option to convert this balance into shares of our common stock at a purchase price of $3.45 per share. Mrs. Bartol assigned the loan and the option to Boulder Investors Limited Partnership, a partnership owned by the Bartol children, which exercised the option and converted the note into 289,562 shares on May 1, 1999.

SUTTLE EMPLOYMENT AGREEMENT

     The principal terms of our agreement with Mr. Suttle are as follows:

     - five-year term ending January 1, 2004;

     - initial base salary of $400,000 per year, subject to increases at the discretion of our nominating and compensation committee;

     - bonus potential of up to 50% of salary at the discretion of the board of directors and the compensation committee based upon our performance;

     - participation in our stock option plan, with an initial grant of 86,000 shares at $7.67 per share as of January 1, 1999;

     - payment by us of up to $36,000 per year in premiums on a "split dollar" life insurance policy for Mr. Suttle's benefit; and

     - we may terminate the agreement at any time after the first year.

If we terminate without good cause, or if Mr. Suttle terminates for good reason, we must continue to pay Mr. Suttle's base salary for 18 months after the termination. Mr. Suttle shall not compete with us, call on any of our customers or induce any of our employees to work for another business during the term of the agreement and for 12 months after the later of (1) the termination date or
(2) the day we stop paying severance payments under the employment agreement.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     This table contains information with respect to the beneficial ownership of our outstanding common stock as at December 31, 1999, both before and immediately following this offering by:

     - each of our directors and our officers listed on the Summary Compensation Table;

     - all executive officers and directors as a group;

     - each person who is known by us to own beneficially more than five percent of our outstanding common stock; and

     - each of the selling shareholders.

The following calculation of the percentage of outstanding shares is based on 4,753,146 shares of common stock outstanding as at December 31, 1999, adjusted for the issuance of 67,488 shares issued after December 31, 1999, upon exercise of warrants that would otherwise have expired on February 3, 2000. For beneficial ownership after the offering, the following calculation assumes conversion of $277,417 of our 8.5% convertible subordinated debentures into 113,609 shares to occur upon completion of the offering, conversion of 10,750 of the warrants into 10,750 shares to occur upon completion of the offering, and the issuance of 64,500 options to Ralph Godfrey at the initial public offering price to occur upon completion of the offering and no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the Securities and Exchange Commission's rules and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock subject to options, warrants and convertible debentures that are exercisable or convertible within 60 days of December 31, 1999 are deemed to be outstanding and beneficially owned by the person holding the option, warrant or debenture for the purpose of computing the percentage of ownership of that person, but they are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

     Except as otherwise noted, each of the persons or entities named in the table below have sole voting and investment power with respect to all the shares of common stock beneficially owned by them.

                                          SHARES BENEFICIALLY
                                              OWNED BEFORE                    SHARES BENEFICIALLY
                                                OFFERING         NUMBER OF   OWNED AFTER OFFERING
                                          --------------------    SHARES     ---------------------
                                           NUMBER      PERCENT    OFFERED      NUMBER     PERCENT
                                          ---------    -------   ---------   ----------   --------
EXECUTIVE OFFICERS, DIRECTORS AND 5%
  SHAREHOLDERS:
Nicholas G. Bartol(1)...................  3,820,031     78.9%     152,727    3,667,304      49.1%
Timothy C. Bartol(2)....................  3,816,755     78.7      152,727    3,664,028      49.1
Monument Investors Limited
  Partnership(3)........................  3,154,016     65.4      152,727    3,001,289      40.3
W. Gary Suttle(4).......................    898,700     18.2                   898,700      11.9
Boulder Investors Limited
  Partnership(5)........................    602,493     12.6                   602,493       8.1
Jerry E. Goldress(6)....................    246,840      4.9                   246,840       3.2
James M. Thomson(7).....................     93,065      1.9                    93,065       1.2
David A. Boshes(8)......................     81,306      1.7                    81,306       1.1
Daniel C. McLeod(9).....................     72,025      1.5                    72,025       1.0
David L. Richards(10)...................     72,690      1.5                    72,690       1.0
John P. Lloyd(11).......................     46,992        *                    46,992         *
Ralph B. Godfrey(12)....................          0        *                    16,125         *

ALL EXECUTIVE OFFICERS AND DIRECTORS AS
  A GROUP (12 PERSONS)(13)..............  4,658,140     82.0%     152,727    4,521,538      54.4%

                                          SHARES BENEFICIALLY
                                              OWNED BEFORE                    SHARES BENEFICIALLY
                                                OFFERING         NUMBER OF   OWNED AFTER OFFERING
                                          --------------------    SHARES     ---------------------
                                           NUMBER      PERCENT    OFFERED      NUMBER     PERCENT
                                          ---------    -------   ---------   ----------   --------
OTHER SELLING SHAREHOLDERS:
  Glenn and Pamela Carrio(14)...........    216,435      4.3      115,126      101,309       1.3
  Kathryn A. Coffey, Trustee and
     Individually.......................     95,459      2.0       25,496       69,963         *
  Will Hegarty..........................     64,497      1.4       34,145       30,352         *
  Otto Shill............................     54,966      1.2       29,099       25,867         *
  Kevin Campbell........................     28,380        *       13,658       14,722         *
  Darrell Chapman.......................     22,678        *       12,006       10,672         *
  Vrolyk & Company......................     21,500        *       10,750       10,750         *
  Scott and Kathy Carter................     20,329        *       10,762        9,567         *
  The Church of Jesus Christ of
     Latter-Day Saints..................     16,608        *        8,791        7,817         *
  Dennis Blackhurst.....................     13,953        *        7,386        6,567         *
  David Nettleton.......................     10,279        *        5,441        4,838         *
  Gordon MacInnes.......................      9,974        *        2,276        7,698         *
  Robert S. Pothier.....................      8,995        *        4,762        4,233         *
  Don Hammerle..........................      8,062        *        4,268        3,794         *
  Angie Gitch...........................      7,752        *        1,707        6,045         *
  John P. Frank.........................      6,450        *        3,414        3,036         *
  Larry Ulrich..........................      4,515        *          569        3,946         *
  Rebecca Paul..........................      3,074        *        1,505        1,569         *
  Brigham P. Herzfeld...................      3,074        *        1,530        1,544         *
  Andy Szabo............................      1,720        *          910          810         *
  Mark Quale............................      1,689        *          894          795         *
  John Seaver...........................        860        *          455          405         *
  National Ability Center...............        833        *          441          392         *
  Enterprise Mentors International......        833        *          441          392         *
  Franklin D. Richards Jr. University of
     Utah Athletic Trust Fund...........        833        *          441          392         *
  Marion Szabo..........................        430        *          227          203         *
  Deseret International.................        417        *          221          196         *
  Utah Boys Ranch.......................        417        *          221          196         *
  Choice Humanitarian...................        417        *          221          196         *
  Arizona Strip Interpretive Center.....        208        *          110           98         *

---------------
  *  Represents less than 1%.

 (1) Includes 3,154,016 shares held by Monument Investors Limited Partnership, for which Mr. Bartol serves as general partner; 602,493 shares held by Boulder Investors Limited Partnership, for which Mr. Bartol serves as general partner; 31,782 shares held by GST Exempt Trust, a trust in which Mr. Bartol has a beneficial interest; 15,971 shares underlying convertible debentures; 4,095 shares underlying convertible debentures held by Mr. Bartol's wife; and 8,600 shares underlying options. Mr. Bartol disclaims beneficial ownership of the shares held by his wife. Mr. Bartol's address is 353 Pampa Drive, Pagosa Springs, Colorado 81147.

 (2) Includes 3,154,016 shares held by Monument Investors Limited Partnership, for which Mr. Bartol serves as general partner; 602,493 shares held by Boulder Investors Limited Partnership, for which Mr. Bartol serves as general partner; 31,782 shares held by GST Exempt Trust, a trust in which Mr. Bartol has a beneficial interest; 11,264 shares underlying convertible debentures;

     6,450 shares underlying options held by Mr. Bartol; and 6,450 shares underlying options held by Mr. Bartol's wife. Mr. Bartol disclaims beneficial ownership of the shares held by his wife. Mr. Bartol's address is 9200 Willow Pond Lane, Potomac, Maryland 20854.

 (3) Monument Investors Limited Partnership's address is c/o Mr. T. Bartol, 9200 Willow Pond Lane, Potomac, Maryland 20854. It is controlled by Mr. T. Bartol, Mr. N. Bartol, Pamela Carrio and Ann Farr Butterfield, the four natural children of John and Caroline Bartol.

 (4) Includes 21,500 shares underlying convertible debentures; 795,500 shares underlying options granted by Monument Investors Limited Partnership; and 81,700 shares underlying options granted under our stock option plans. Mr. Suttle's address is c/o Rockford Corporation, 546 Rockford Drive, Tempe, Arizona 85281.

 (5) Boulder Investors Limited Partnership's address is c/o Mr. T. Bartol, 9200 Willow Pond Land, Potomac, Maryland 20854. It is controlled by Mr. T. Bartol, Mr. N. Bartol, Pamela Carrio and Ann Farr Butterfield, the four natural children of John and Caroline Bartol.

 (6) Includes 8,190 shares underlying convertible debentures and 233,275 shares underlying options.

 (7) Includes 20,476 shares underlying convertible debentures and 69,066 shares underlying options.

 (8) Includes 8,206 shares underlying convertible debentures and 69,066 shares underlying options.

 (9) Includes 68,800 shares underlying options.

(10) Includes 1,740 shares underlying convertible debentures and 65,306 shares underlying options.

(11) Includes 6,142 shares underlying convertible debentures and 24,725 shares underlying options.

(12) Includes 16,125 shares underlying options to be granted and vested upon completion of this offering.

(13) Includes 113,220 shares underlying convertible debentures, 55,337 shares underlying warrants and 727,220 shares underlying options.

(14) Includes 207,835 shares underlying convertible debentures. 204,761 of these shares are held by Carrio Cabling Corporation, a corporation owned by Mr. and Mrs. Carrio.

     We will bear all of the expenses of this offering, other than the underwriting discounts and commissions, stock transfer and other taxes attributable to the shares of common stock sold by the selling shareholders, and legal and other advisors' fees and expenses incurred by the selling shareholders, which will be borne by the selling shareholders.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     As at June 28, 1999, we increased our authorized capital stock to 40,000,000 shares of common stock, $.01 par value per share. The following summary is qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except for the election of directors. The holders of common stock have cumulative voting rights with respect to the election of directors and, as a result, minority shareholders may be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive pro rata dividends as may be declared by the board of directors out of funds legally available as dividends. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in all assets remaining after payment of liabilities. Holders of our common stock have no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

     On the date of this prospectus and assuming the conversion of $277,417 of our 8.5% convertible subordinated debentures into 113,609 shares and the issuance of 10,750 shares upon exercise of warrants, both to occur upon completion of this offering, there were outstanding (1) 4,944,993 shares of common stock, (2) options to purchase 1,987,381 shares of common stock, (3) warrants to purchase 10,750 shares of common stock and (4) debentures convertible into 286,003 shares of common stock. Upon completion of this offering, 7,444,993 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise or conversion of options, warrants or convertible debentures after December 31, 1999 other than those described in the preceding sentence.

WARRANTS

     As of the date of this prospectus, warrants to purchase 21,500 shares of common stock at an exercise price of $3.45 per share were outstanding. The warrantholder will exercise 10,750 of these warrants concurrently with this offering in order to sell the shares in this offering.

DEBENTURES

     As of the date of this prospectus, holders of our 8.5% convertible subordinated debentures had the right to convert their debentures into 399,612 shares of our common stock at a conversion price of $2.44 per share. The common stock that we will issue upon conversion of these debentures is subject to registration rights, which are described below.

REGISTRATION RIGHTS

     The holders of approximately 67,488 shares of common stock that we issued upon exercise of warrants have registration rights for those shares. The conditions imposed on these registration rights include "piggyback" registration rights relating to any public offering we conduct and demand registration rights exercisable on one occasion. In order to require a demand registration, holders of at least 50% of the warrants or of common stock obtained by prior conversion of the warrants must request registration and the proposed offering must be expected to raise proceeds of at least $7.5 million.

     The holders of approximately 399,612 shares of common stock, that we will issue if the holders of our 8.5% convertible subordinated debentures exercise their conversion rights, have registration rights for those shares. Their rights are subject to conditions that are typically imposed on registration rights. They include "piggyback" registration rights relating to any public offering we conduct and demand registration rights exercisable on one occasion. In order to require a demand registration, holders of at least 50% of the debentures or of common stock issued upon conversion of the debentures must request registration and the proposed offering must be expected to raise proceeds of at least $15.0 million.

ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BYLAWS AND OPT-OUT FROM THE ARIZONA CONTROL SHARE ACQUISITION AND BUSINESS COMBINATION STATUTE

     Articles of Incorporation and Bylaws. Our board of directors may issue additional shares of common stock without shareholder approval, to the extent shares are authorized for issuance in our articles of incorporation. This may protect the continuity of management because it gives the board of directors power to discourage an acquisition. The board of directors may exercise this power, subject to compliance with fiduciary duties, even if our shareholders would receive a premium over the market price for their shares. For example, if the board of directors decides that a takeover proposal is not in our best interest, the board of directors could issue shares that make completion of a takeover more difficult and more costly by:

     - diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

     - putting a substantial voting block in institutional or other hands that support the incumbent board of directors; or

     - effecting an acquisition that complicates or precludes the takeover.

     Our articles of incorporation require approval of any amendments by a two-thirds vote of the outstanding shares. This requirement limits the ability of shareholders to change the restrictions described above by voting to amend our articles of incorporation.

     Our bylaws provide for our board to have from two to 11 directors. Directors are elected at the annual shareholders meeting, with each director holding office until his or her successor is elected. Our directors are not classified and are elected annually. Our articles of incorporation require that:

     - two-thirds of our board of directors approve any increase in the size of our board of directors;

     - the shareholders may remove a director only for cause; and

     - only the board of directors may fill a vacancy on the board of directors.

These requirements may restrict the ability of a hostile bidder to gain control of our board of directors by limiting the bidder's right to add new directors or replace existing directors.

     Our bylaws provide that special meetings of shareholders may be called only by our President or a majority of the board of directors. Shareholders may not call shareholders meetings and, under Arizona law, may act by written consent in lieu of a meeting only if all shareholders sign the consent. Our bylaws require that shareholders who wish to place an item on the agenda for a shareholders meeting, or who wish to nominate a person for election as a director, must give at least 30 days notice of the proposed agenda item or name of the person nominated. Together, these restrictions may limit proxy contests seeking to control us by:

     - limiting shareholders' ability to call a special shareholders meeting;

     - making shareholder action by written consent impossible as a practical matter; and

     - giving the board of directors advance notice of hostile annual meeting proposals.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them and to discourage transactions that may involve an actual or threatened change of control of Rockford. These provisions are designed to reduce our vulnerability to an unsolicited proposal for takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of Rockford. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Rockford. These provisions may also have the effect of preventing changes in our management.

     Opt-out from Arizona Control Share Acquisition and Business Combination Statute. We have opted out of the Arizona statute regulating control share acquisitions and business combinations, A.R.S. Title 10, Chapter 23. As a result, potential bidders are not subject to the statute's restrictions on control share acquisitions or business combinations with us.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our articles of incorporation limit, to the maximum extent permitted by Arizona law, the liability of our directors for monetary damages arising from a breach of their duties as directors. The limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our articles of incorporation require us to indemnify our directors and officers, to the maximum extent permitted by Arizona law, against liability for acts or omissions within the scope of their authority as directors or officers. Indemnification is prohibited if our board of directors finds that the person's action or omission was willful, grossly negligent, or with fraudulent or criminal intent, or for liabilities under the Securities Act of 1933. Under Arizona law, we may indemnify a director or officer against liability incurred on account of service to us, if the director or officer:

     - conducted himself or herself in good faith;

     - reasonably believed that his or her conduct (1) if in an official capacity, was in our best interests or (2) if in any other capacity, was not opposed to our best interests;

     - in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; and

     - did not improperly receive personal benefit.

     Before completing this offering, we intend to enter into indemnification agreements with each of our directors. These agreements will generally obligate us to indemnify them for liability incurred by them as a result of their service as directors, unless (1) their liability arises as a result of their fraud, deliberate dishonesty or willful misconduct or (2) Arizona law prohibits indemnification. Prior to completing this offering, we will obtain liability insurance for our directors.

LISTING

     Our common stock has been approved for quotation on The Nasdaq National Market under the symbol "ROFO."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is First Chicago Trust Company of New York and its address is 525 Washington Boulevard, Jersey City, New Jersey 07310.

                        SHARES ELIGIBLE FOR FUTURE SALE

NO PRIOR MARKET

     We have not had any public market for our common stock before this offering. If our shareholders decide to sell many of their shares in the public market, the price of our shares could go down and we could find it hard to raise capital by selling more shares.

OUTSTANDING SHARES AND REGISTRATION

     After this offering, we will have 7,444,993 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise or conversion of outstanding options, warrants and convertible debentures after December 31, 1999 other than the exercise of 67,488 warrants before their expiration on February 3, 2000, conversion of $277,417 of the 8.5% convertible subordinated debentures into 113,609 shares and the issuance of 10,750 shares upon exercise of warrants, both to occur upon completion of this offering. Of these shares, the 2,950,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except that shares held by our "affiliates" will be subject to the restrictions of Rule 144 under the Securities Act of 1933 described below. The remaining 4,494,993 outstanding shares of common stock will be "restricted securities" under Rule 144.

LOCK-UP AGREEMENTS

     Our directors, executive officers and other shareholders, holding 4,127,466 shares in the aggregate, have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of Dain Rauscher Wessels for a period of 180 days after the date of this prospectus. Subject to these lock-up agreements, our outstanding shares of common stock will be eligible for sale in the public market as follows:

APPROXIMATE
NUMBER OF SHARES          ELIGIBLE FOR SALE AFTER                      EXPLANATION
----------------   -------------------------------------  -------------------------------------
    3,317,527      Date of this prospectus                - Freely tradeable shares sold in
                                                            this offering; and
                                                          - Shares saleable under Rule 144(k)
                                                            that are not subject to the 180-day
                                                            lock-up
            0      Filing of a registration statement on  Option shares that are not subject to
                   Form S-8 to register for resale        the 180-day lock-up
                   shares issued upon exercise of stock
                   options
            0      90 days from the date of this          - Shares saleable under Rule 144 that
                   prospectus                               are not subject to the 180-day
                                                            lock-up; and
                                                          - Shares eligible for sale under Rule
                                                            701
    6,476,100      180 days from the date of this         Shares saleable under:
                   prospectus                             - Rule 144 or Rule 701 (subject, in
                                                            some cases, to volume limitations);
                                                          - Rule 144(k); or
                                                          - Pursuant to a registration
                                                            statement to register for resale
                                                            shares of common stock issued upon
                                                            the exercise of stock options
            0      Over 180 days from the date of this    Restricted shares held for less than
                   prospectus                             one year and not yet saleable under
                                                          Rule 144

SALES RESTRICTIONS

     In general under Rule 144, if restricted shares were purchased from us (or any affiliate of ours) more than one year ago, their owner may sell them in "brokers' transactions" or to market makers. The owner may not sell, in any three-month period, more than the greater of (1) one percent of our then-outstanding shares of common stock (approximately 74,450 shares immediately after this offering), or (2) the average weekly trading volume in our common stock during the four calendar weeks before a Form 144 notice of sale is filed with the Securities Exchange Commission at its principal office in Washington D.C. and with any national securities exchange on which such securities are traded. The Form 144 shall be signed by the person for whose account the securities are to be sold and shall be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities in reliance on Rule 144 or the execution directly with a market maker of such a sale. Neither the filing of such notice nor the failure of the Commission to comment thereon shall be deemed to preclude the Commission from taking any action it deems necessary or appropriate with respect to the sale of the securities referred to in such notice. The owner may make sales only if current public information is available about us.

     If the restricted shares were purchased from us (or any affiliate of ours) more than two years ago, then their owner may sell them under Rule 144(k) without regard to the volume limitations or manner of sale, public information or notice of sale requirements of Rule 144. This does not apply if the owner was an affiliate of ours at any time during the 90 days before the sale.

STOCK OPTION RESTRICTIONS

     Under Rule 701 under the Securities Act of 1933 persons who purchase shares from us upon exercise of options granted before the date of this prospectus may sell their shares in the public markets beginning 90 days after the date of this prospectus. They make the sales in reliance on Rule 144 without having to comply with its holding period requirements and, if they are not affiliates, without having to comply with the rule's volume limitations, public information and notice of sale requirements.

     We intend to file one or more registration statements under the Securities Act of 1933, covering the shares of common stock reserved for issuance under our 1994 and 1997 stock option plans. We plan this filing within 90 days after the date of this prospectus. The registration statements will become effective upon filing, thus permitting the resale of option shares in the public markets, without restriction under the Securities Act of 1933 other than the limitations applicable to affiliates or the 180-day lock ups described above.

     See "Description of Capital Stock -- Registration Rights" for a description of registration rights with respect to our common stock.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, Dain Rauscher Incorporated, McDonald Investments Inc., a KeyCorp Company, and Needham & Company, Inc. have agreed, as described in the underwriting agreement, to purchase from us and the selling shareholders the number of shares of common stock listed opposite their names below. The underwriting agreement describes the conditions on which the underwriters are committed to purchase and pay for all such shares if any are purchased.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Dain Rauscher Incorporated..................................     1,195,000
McDonald Investments Inc., a KeyCorp Company................       597,500
Needham & Company, Inc. ....................................       597,500
Credit Lyonnais Securities (USA) Inc. ......................        70,000
Chase H&Q...................................................        70,000
SG Cowen Securities Corporation.............................        70,000
William Blair & Company, L.L.C. ............................        50,000
Fahnestock & Co. Inc. ......................................        50,000
First Southwest Company.....................................        50,000
Gerard Klauer Mattison & Co., Inc. .........................        50,000
Ladenburg Thalmann & Co. Inc. ..............................        50,000
Morgan Keegan & Company, Inc. ..............................        50,000
The Robinson-Humphrey Company, LLC..........................        50,000
                                                                 ---------

          Total.............................................     2,950,000
                                                                 =========

     The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not in excess of $0.45 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us and the selling shareholders as set forth on the cover page of this prospectus.

     The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling shareholders against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     We have granted an option to the underwriters to purchase up to 442,500 additional shares of common stock. These options may be exercised at any time up to 30 days after the date of this prospectus. The option entitles the underwriters to purchase the additional shares of common stock at the same price per share as the 2,950,000 shares being sold in this offering. If the underwriters exercise the option, each of the underwriters must purchase approximately the same percentage of additional shares from us that they purchased in the primary offering. The underwriters may purchase these shares only to cover over-allotments made in connection with this offering. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 2,950,000 shares are being sold.

     The price of the shares of common stock purchased by the underwriters will be the public offering price set forth on the cover page of the prospectus less the following underwriting discounts and commissions to be paid by us and the selling shareholders.

                                                                 TOTAL WITHOUT       TOTAL WITH
                                                    PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                    ---------    --------------    --------------
By Rockford Corporation...........................    $0.77        $1,925,000        $2,265,725
By the selling shareholders.......................    $0.77        $  346,500        $  346,500

     We will also pay the total expenses of this offering.

     Our officers, directors and other shareholders, holding 4,127,466 shares in the aggregate, have agreed not to sell, transfer, grant any third party the right to purchase, or otherwise dispose of any shares of common stock or other securities that they own or acquire, other than shares of common stock acquired in open market transactions, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. This 180-day period is known as the lock-up period. The representatives may, without notice and in their sole discretion, allow any officer or director to dispose of common stock or other securities prior to the expiration of the lock-up period. There are, however, currently no agreements between the underwriters and any of our officers or directors allowing any sale.

     In addition, we have agreed that we will not issue, sell, offer to sell, or otherwise dispose of any shares of our common stock or other securities during the lock-up period without the prior consent of the underwriters. This agreement does not include shares of common stock or other securities issued pursuant to employee stock option plans, employee stock purchase plans, or common stock or other securities outstanding on the date of this prospectus. However, we have agreed that employee stock options issued during the lock-up period to our officers and directors may not be exercised prior to the expiration of the lock-up period. Any shares of common stock issued to our officers and directors during the lock-up period pursuant to the exercise of stock options or other securities outstanding on the date of this prospectus shall bear a restrictive legend restricting the transfer of those shares during the lock-up period.

     The underwriters have advised us that in connection with this offering, some persons participating in this offering may engage in transactions that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions may include stabilizing bids, syndicate covering transactions and the imposition of penalty bids.

        - A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of preventing or retarding a decline in the market price of the common stock.

        - A "syndicate covering transaction" is the bid for or the purchase of the common stock in the open market on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A syndicate short position may result if the underwriters decide to exercise the overallotment option or if they sell shares beyond the overallotment option. The potential maximum size of this share position cannot be determined at this time. Customers who receive shares of common stock that are purchased by the underwriters in the open market in a syndicate covering transaction will receive a final prospectus that will be the same as that received by customers in the primary offering. Purchasers in this offering of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser in this offering.

        - A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member.

The representatives have advised us that these transactions may be affected on the Nasdaq SmallCap Market, Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     At our request the underwriters have reserved up to 5% of the shares offered in this offering. These shares are reserved for our employees, their affiliates, and selected sales representatives, dealers, distributors and vendors. All participants have pre-existing relationships with us and will purchase the shares at the price offered to the public in this offering. Participants may purchase between 100 and 1,000 shares. To the extent participants purchase reserved shares, they will reduce the number of shares available to the general public. If the participants do not purchase the reserved shares, the underwriters will offer them to the public in this offering.

     Needham & Company, Inc. rendered financial advisory services to us during January 2000 in connection with a proposed acquisition and received a retainer of $50,000 for those services. We ultimately decided not to pursue the acquisition.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Steptoe & Johnson LLP, Phoenix, Arizona. Legal matters relating to this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as at 1997, 1998, 1999 and for the years ended December 31, 1997, 1998 and 1999. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which is part of the registration statement, does not contain all the information included in this registration statement. Some information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of ours, our descriptions are summaries and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of our registration statement, including exhibits, at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

     Our Securities and Exchange Commission filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission's Internet Web site at http://www.sec.gov, which contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF ROCKFORD CORPORATION AND SUBSIDIARIES

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 1997, 1998 and 1999..........................  F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Rockford Corporation

     We have audited the accompanying consolidated balance sheets of Rockford Corporation and subsidiaries (Rockford) as of December 31, 1998 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of Rockford's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rockford Corporation and subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Phoenix, Arizona
February 2, 2000

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
                                                                (IN THOUSANDS)
ASSETS
Current assets:
  Cash......................................................  $   470    $   917
  Accounts receivable, less allowances of $1,043,000 and
     $3,700,000 at December 31, 1998 and 1999,
     respectively...........................................   15,097     19,211
  Inventories, net..........................................   12,226     15,871
  Deferred income taxes.....................................    3,084      3,661
  Prepaid expenses and other................................      688      2,682
                                                              -------    -------
Total current assets........................................   31,565     42,342
Property and equipment, net.................................    5,007      5,541
Deferred income taxes.......................................       --        289
Goodwill, net...............................................       --      2,108
Other assets................................................      735        942
                                                              -------    -------
Total assets................................................  $37,307    $51,222
                                                              =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 6,492    $ 7,442
  Accrued salaries and incentives...........................    3,045      5,068
  Accrued warranty..........................................    3,625      3,512
  Income taxes payable......................................       30        319
  Other accrued expenses....................................    2,492      3,362
  Current portion of notes payable, long-term debt and
     capital lease obligations..............................    2,393      1,420
                                                              -------    -------
Total current liabilities...................................   18,077     21,123
Notes payable and long-term debt, less current portion......   13,596     16,565
Capital lease obligations, less current portion.............      696        777
Minority interest...........................................       31         --
SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value Authorized
     shares -- 40,000,000
     Issued shares -- 4,432,775 shares at December 31, 1998
      and 4,753,146 at December 31, 1999....................       44         48
  Additional paid-in capital................................    2,489      3,686
  Retained earnings.........................................    2,188      8,685
  Accumulated other comprehensive income....................      238        338
                                                              -------    -------
                                                                4,959     12,757
  Less treasury stock, 21,500 shares at cost at December 31,
     1998 and -0- at December 31, 1999......................       52         --
                                                              -------    -------
Total shareholders' equity..................................    4,907     12,757
                                                              -------    -------
Total liabilities and shareholders' equity..................  $37,307    $51,222
                                                              =======    =======

                            See accompanying notes.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  YEAR ENDED DECEMBER 31
                                                           -------------------------------------
                                                             1997          1998          1999
                                                           --------      --------      ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................................  $87,423       $87,577       $123,889
Cost of goods sold.......................................   57,321        55,146         75,014
                                                           -------       -------       --------
Gross profit.............................................   30,102        32,431         48,875
Operating expenses:
  Sales and marketing....................................   14,530        14,821         20,602
  General and administrative.............................    9,350        10,211         13,465
  Research and development...............................    1,576         1,876          2,277
                                                           -------       -------       --------
Total operating expenses.................................   25,456        26,908         36,344
                                                           -------       -------       --------
Operating income.........................................    4,646         5,523         12,531
Other expense:
  Interest...............................................   (1,757)       (1,434)        (1,671)
  Other..................................................     (294)          (49)          (282)
                                                           -------       -------       --------
Income before income taxes...............................    2,595         4,040         10,578
Income tax expense.......................................      959         1,717          4,088
                                                           -------       -------       --------
Income before minority interest..........................    1,636         2,323          6,490
Minority interest........................................       (4)          (18)             7
                                                           -------       -------       --------
Net income...............................................  $ 1,632       $ 2,305       $  6,497
                                                           =======       =======       ========
Net income per common share:
  Basic..................................................  $  0.37       $  0.52       $   1.40
                                                           =======       =======       ========
  Diluted................................................  $  0.31       $  0.41       $   1.04
                                                           =======       =======       ========
Weighted average shares:
  Basic..................................................    4,401         4,412          4,641
                                                           =======       =======       ========
  Diluted................................................    5,688         5,951          6,289
                                                           =======       =======       ========

                            See accompanying notes.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    ACCUMULATED
                                         COMMON STOCK     ADDITIONAL   RETAINED        OTHER
                                        ---------------    PAID-IN     EARNINGS    COMPREHENSIVE   TREASURY
                                        SHARES   AMOUNT    CAPITAL     (DEFICIT)      INCOME        STOCK      TOTAL
                                        ------   ------   ----------   ---------   -------------   --------   -------
                                                                       (IN THOUSANDS)
Balance at December 31, 1996..........  4,416     $44       $2,456      $(1,749)       $ 92          $(52)    $   791
  Currency translation................     --      --           --           --           7            --           7
  Net income..........................     --      --           --        1,632          --            --       1,632
                                                                                                              -------
  Comprehensive income................                                                                          1,639
  Exercise of stock options...........     17      --           33           --          --            --          33
                                        -----     ---       ------      -------        ----          ----     -------
Balance at December 31, 1997..........  4,433      44        2,489         (117)         99           (52)      2,463
  Currency translation................     --      --           --           --         139            --         139
  Net income..........................     --      --           --        2,305          --            --       2,305
                                                                                                              -------
  Comprehensive income................                                                                          2,444
                                        -----     ---       ------      -------        ----          ----     -------
Balance at December 31, 1998..........  4,433      44        2,489        2,188         238           (52)      4,907
  Currency translation................     --      --           --           --         100            --         100
  Net income..........................     --      --           --        6,497          --            --       6,497
                                                                                                              -------
  Comprehensive income................                                                                          6,597
  Conversion of subordinated
    promissory note to common stock...    289       3          997           --          --            --       1,000
  Exercise of stock options...........     21       1           78           --          --            --          79
  Issuance of treasury stock to
    acquire minority interest.........     --      --          113           --          --            52         165
  Exercise of warrants................     10      --            9           --          --            --           9
                                        -----     ---       ------      -------        ----          ----     -------
Balance at December 31, 1999..........  4,753     $48       $3,686      $ 8,685        $338          $ --     $12,757
                                        =====     ===       ======      =======        ====          ====     =======

                            See accompanying notes.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31
                                                              --------------------------
                                                               1997      1998      1999
                                                              ------    ------    ------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $1,632    $2,305    $6,497
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................   2,176     2,274     2,386
  Loss (gain) on sale of fixed assets.......................      --       (12)       92
  Deferred income tax expense (benefit).....................      28      (686)     (866)
  Provision for doubtful accounts...........................     540       561       991
  Provision for inventory allowances........................     638       787     2,269
  Minority interest.........................................       4        18        (7)
  Changes in operating assets and liabilities:
     Accounts receivable....................................      14    (4,569)   (4,104)
     Inventories............................................     487    (3,410)   (5,082)
     Prepaid expenses and other.............................     121         5    (1,967)
     Income taxes receivable................................     242        85        --
     Accounts payable.......................................  (2,454)    1,083        98
     Accrued salaries and incentives........................   1,939       279     1,555
     Accrued warranty.......................................     823       714      (113)
     Income taxes payable...................................      --        30       289
     Other accrued expenses.................................     277       775       782
                                                              ------    ------    ------
Net cash provided by operating activities...................   6,467       239     2,820
INVESTING ACTIVITIES
Purchases of property and equipment.........................  (1,318)   (1,728)   (2,781)
Proceeds from sale of property and equipment................     118        38        46
Acquisitions of business, net of cash acquired..............      --        --    (1,508)
Decrease (increase) in other assets.........................    (425)      194      (186)
                                                              ------    ------    ------
Net cash used in investing activities.......................  (1,625)   (1,496)   (4,429)
FINANCING ACTIVITIES
Net proceeds from notes payable, long-term debt.............     160     1,791     3,064
Payments on notes payable and long-term debt................  (3,550)     (142)     (665)
Debt issuance costs.........................................    (514)       --        --
Payments on capital lease obligations.......................  (1,058)     (321)     (531)
Proceeds from exercise of stock options and warrants........      33        --        88
                                                              ------    ------    ------
Net cash provided by (used in) used in financing
  activities................................................  (4,929)    1,328     1,956
Effect of exchange rate changes on cash.....................       7       139       100
                                                              ------    ------    ------
Net increase (decrease) in cash.............................     (80)      210       447
Cash at beginning of year...................................     340       260       470
                                                              ------    ------    ------
Cash at end of year.........................................  $  260    $  470    $  917
                                                              ======    ======    ======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Conversion of subordinated debt to common stock.............  $   --    $   --    $1,000
                                                              ======    ======    ======
Exchange of stock for minority interest.....................  $   --    $   --    $  165
                                                              ======    ======    ======

                            See accompanying notes.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

  Organization and Description of Business

     Rockford Corporation and subsidiaries (Rockford) is a designer, manufacturer and distributor of high performance car audio systems under the "Rockford Fosgate" and "Lightning Audio" brand names for the worldwide car audio aftermarket. Rockford also sells professional audio products under the "Hafler" brand name. Rockford was organized and incorporated under the laws of the State of Arizona on July 22, 1980, and has manufacturing facilities in Tempe, Arizona and Grand Rapids, Michigan; warehousing operations in Germany and Singapore; and sales and warehousing operations in Japan.

     During April 1999, the Board of Directors authorized Rockford to file a registration statement for an initial public offering of shares of its common stock. On June 28, 1999, the shareholders approved an increase in the number of authorized common shares to 40,000,000. Effective August 2, 1999, Rockford executed a 4.3-for-1 common stock split. All share information in the financial statements has been restated to reflect the effect of the stock split.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Rockford and its wholly owned subsidiaries in Germany, Singapore and Japan. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when acquired and which are readily convertible to cash. Rockford's investments have consisted of commercial paper, certificates of deposit with original maturities of three months or less and money market accounts.

  Fair Value of Financial Instruments

     At December 31, 1999, Rockford has the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, capital lease obligations, notes payable and long-term debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The carrying value of capital lease obligations, notes payable and long-term debt approximates fair value based on the market interest rates available to Rockford for debt of similar risk and maturities.

  Net Sales

     Sales are recorded at the time of shipment net of related discounts.

  Accounts Receivable

     Rockford sells its products principally to automotive stereo and professional sound reinforcement dealers primarily in North America, South America, Europe and Asia. Rockford also sells certain portions of its product line to a large retail reseller of consumer electronics in the United States. At December 31, 1998 and 1999, net accounts receivable includes approximately $2,958,000 and $3,582,000, respectively, due from overseas businesses.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

     In most cases, Rockford also offers a prompt pay discount for invoices paid under 40 to 60 days of issuance and has included in its allowance for accounts receivable at December 31, 1998 and 1999 approximately $262,000 and $415,000, respectively, with respect to accounts expected to utilize such discounts after year-end.

  Inventories

     Inventories consist principally of raw materials of electronic and mechanical components used in the manufacturing of amplifier and speaker systems and finished goods. Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation and amortization are computed principally on the straight-line method for financial reporting purposes over a three to five year life. Leasehold improvements are amortized on the straight-line method over the shorter period of the lease term or the estimated useful life of the asset.

  Impairment of Long-Lived Assets

     In accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," Rockford records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. This methodology includes intangible assets acquired. Goodwill relating to specific intangible assets is included in the related impairment measurements to the extent it is identified with such assets.

  Intangible Assets

     Rockford amortizes goodwill over the useful life of the underlying asset, not to exceed 15 years. As of December 31, 1999, Rockford had gross goodwill of $2,182,000 and accumulated amortization of $74,000. For the year ended December 31, 1999, Rockford recognized $74,000 of amortization expense.

  Prepaid Offering Costs

     As of December 31, 1999, Rockford has capitalized $1,240,000 related to printing and professional fees incurred for Rockford's initial public offering.

  Advertising

     Rockford expenses advertising as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was approximately $1,008,000, $1,201,000 and $1,245,000, respectively.

  Income Taxes

     Rockford accounts for income taxes under the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

  Net Income per Common Share

     Rockford reports net income per common share in accordance with Financial Accounting Standards Board ("FASB") Statement No. 128, Earnings Per Share. Diluted net income per share includes the dilutive effects of options, warrants and convertible securities. Fair value of the underlying shares is determined by Rockford utilizing independent valuations and third party transactions in Rockford's stock.

  Significant Customer

     Rockford has sales to one customer representing 19.9 percent of net sales for the year ended December 31, 1999.

  Foreign Currency Translation

     The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52. All balance sheet accounts have been translated using the current exchange rates at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the change in exchange rates from year-to-year have been reported separately as a component of stockholders' equity. The effect on the statement of operations of transaction gains and losses is insignificant.

  Stock Based Compensation

     Rockford grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at date of grant. Fair value of the underlying shares is determined by Rockford utilizing independent valuations and third party transactions in Rockford's stock. Rockford has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," and accordingly, recognizes no compensation expense for the employee stock option grants. Stock option grants to nonemployees are charged to expense based upon the fair value of the options granted.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Comprehensive Income

     Effective January 1, 1998, Rockford adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130). In adopting the new requirements for calculating income, items of other comprehensive income have been presented in the statement of shareholder's equity.

  Segments of an Enterprise and Related Information

     Effective January 1, 1998, Rockford adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No.
131). SFAS No. 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards for the way that business enterprises report information about operating segments in annual financial

                     ROCKFORD CORPORATION AND SUBSIDIARIES
statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.

  Reclassifications

     Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform them to the 1999 presentation.

2.  ACQUISITIONS

     On June 30, 1999, Rockford completed its acquisition of all of the common stock of Lightning Audio. Under the terms of the acquisition, Rockford paid $1,550,000 in cash and recorded an additional $50,000 of purchase consideration obligations for a total purchase price of $1.6 million. Under the terms of the acquisition, Rockford could pay up to $600,000 more over the next two years based upon the subsequent performance of Lightning Audio. Through December 31, 1999, the former owners of Lightning Audio have earned $274,000 in additional consideration. Rockford recorded approximately $2,027,000 of goodwill with respect to the initial purchase and the additional consideration paid during 1999, which it plans to amortize over 15 years. The purchase price allocation has been based on the best information available at the time and may be subject to further revisions as management finalizes its analysis of the assets acquired and liabilities assumed. The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of Lightning Audio have been included in Rockford's consolidated results of operation beginning on July 1, 1999. The acquisition was not significant under the requirements of the Securities and Exchange Commission.

     On June 14, 1999, Rockford issued its 21,500 shares of treasury stock in exchange for the 10 percent interest in its Japanese subsidiaries not held by Rockford. Rockford accounted for the acquired interest using the estimated fair value of the common stock issued of $7.67 per share which resulted in the elimination of minority interest and the recording of approximately $155,000 of goodwill.

3.  INVENTORIES

     Inventories consisted of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
                                                                (IN THOUSANDS)
Raw materials...............................................  $ 4,864    $ 5,578
Work in progress............................................      754        647
Finished goods..............................................    8,512     11,295
                                                              -------    -------
                                                               14,130     17,520
Less allowances.............................................   (1,904)    (1,649)
                                                              -------    -------
                                                              $12,226    $15,871
                                                              =======    =======

                     ROCKFORD CORPORATION AND SUBSIDIARIES

4.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                  DECEMBER 31
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
                                                                 (IN THOUSANDS)
Machinery and equipment.....................................  $ 10,708    $ 12,228
Tooling equipment...........................................     3,718       4,449
Leasehold improvements......................................     1,368       1,801
Furniture and fixtures......................................       905       1,185
Construction in process.....................................       849         574
                                                              --------    --------
                                                                17,548      20,237
Less accumulated depreciation and amortization..............   (12,541)    (14,696)
                                                              --------    --------
                                                              $  5,007    $  5,541
                                                              ========    ========

5.  NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt consisted of the following:

                                                                 DECEMBER 31
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
                                                                (IN THOUSANDS)
$17,000,000 revolving line of credit with a lender
  collateralized by substantially all assets, interest
  payments at prime plus .75 percent (approximately 9.25
  percent at December 31, 1999) until June 2001 when all
  remaining principal and interest is due and payable.
  Borrowings under this line of credit are limited to a
  borrowing base defined substantially as a percentage of
  inventory and accounts receivable, as defined and adjusted
  in the agreement. ........................................  $11,631    $15,000
$2,000,000 term note payable to a lender collateralized by
  substantially all assets, monthly principal payments of
  $33,333 plus interest fixed at 10.67 percent until June
  2001 when all principal and interest is due and
  payable. .................................................    1,370        970
9.0 percent subordinated, promissory note to related party,
  unsecured, converted into 289,562 common shares on May 1,
  1999. ....................................................    1,000         --
10.5 percent subordinated, senior notes payable to related
  parties, unsecured, interest payable quarterly until
  February 1999 when all remaining principal and interest is due and was paid. In connection with these senior notes,
  detachable warrants were issued to purchase up to 76,835
  shares of Rockford's common stock at $3.45 per share,
  expiring February 2000 of which 67,488 were outstanding at
  December 31, 1999. .......................................      415         --
8.5 percent subordinated, convertible debentures to related
  parties, unsecured, interest payable quarterly until May
  2002 when all remaining principal and interest is due and
  payable, convertible into common shares at $2.44 per
  share. ...................................................      995        995

                     ROCKFORD CORPORATION AND SUBSIDIARIES

                                                                 DECEMBER 31
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
                                                                (IN THOUSANDS)
Other.......................................................  $    26    $   243
                                                              -------    -------
                                                               15,437     17,208
Less current portion........................................   (1,841)      (643)
                                                              -------    -------
                                                              $13,596    $16,565
                                                              =======    =======

     Annual maturities of notes payable and long-term debt for the five years succeeding December 31, 1999 are $643,000 in 2000, $15,570,000 in 2001 and
$995,000 in 2002. Interest payments were approximately $1,705,000, $1,520,000 and $1,671,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     At December 31, 1999, Rockford has $3,030,000 available under its revolving line of credit and $1,000,000 available for financing equipment under its credit arrangement with its primary lender.

     Rockford's $17,000,000 revolving line of credit, its 10.5 percent subordinated, senior notes payable, and its 8.5 percent subordinated, convertible debentures contain covenants which place various restrictions on financial ratios, levels of indebtedness, and capital expenditures, among other things. Rockford was in compliance with all debt covenants at December 31, 1999.

6.  LEASES

     Rockford leases equipment under capital leases. Rockford also leases certain manufacturing, warehouse and office facilities, and computer hardware and software under noncancelable operating leases that expire in various years through September 2006.

     Property and equipment includes the following amounts for leases that have been capitalized:

                                                                DECEMBER 31
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
                                                               (IN THOUSANDS)
Equipment...................................................  $3,064    $3,244
Less accumulated amortization...............................    (955)   (1,631)
                                                              ------    ------
                                                              $2,109    $1,613
                                                              ======    ======

     Amortization of leased assets is included in depreciation and amortization expense.

     During the years ended December 31, 1998 and 1999, Rockford acquired approximately $1,394,000 and $180,000 of equipment under capital leases, respectively.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1999:

                                                       CAPITAL LEASES    OPERATING LEASES
                                                       --------------    ----------------
                                                                 (IN THOUSANDS)
2000.................................................      $  777             $1,200
2001.................................................         675                980
2002.................................................         265                391
2003.................................................          --                267
2004.................................................          --                267
Thereafter...........................................          --              1,118
                                                           ------             ------
Total minimum lease payments.........................       1,717             $4,223
                                                                              ======
Less amounts representing interest...................        (163)
                                                           ------
Present value of net minimum lease...................       1,554
Less current portion.................................        (777)
                                                           ------
                                                           $  777
                                                           ======

     Total rental expense for all operating leases was approximately $2,309,000, $1,957,000 and $1,719,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

7.  INCOME TAXES

     Significant components of Rockford's deferred tax assets are:

                                                               DECEMBER 31
                                                             ----------------
                                                              1998      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Inventory basis..........................................  $  837    $  756
  Basis in receivables.....................................     251       987
  Book over tax depreciation...............................      --       289
  Accrued warranty.........................................   1,342     1,295
  Accrued liabilities and other............................     654       623
                                                             ------    ------
Total deferred tax assets..................................  $3,084    $3,950
                                                             ======    ======

                     ROCKFORD CORPORATION AND SUBSIDIARIES

     Significant components of the federal and state income tax expense (benefit) are:

                                                      YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                     1997     1998      1999
                                                     ----    ------    ------
                                                          (IN THOUSANDS)
Current:
  Federal expense..................................  $779    $1,883    $3,994
  State expense....................................   116       384       942
  Foreign expense..................................    36       136        18
                                                     ----    ------    ------
Total current expense..............................   931     2,403     4,954
Deferred:
  Federal expense (benefit)........................    25      (719)     (796)
  State expense (benefit)..........................     3        33       (70)
                                                     ----    ------    ------
Total deferred expense (benefit)...................    28      (686)     (866)
                                                     ----    ------    ------
                                                     $959    $1,717    $4,088
                                                     ====    ======    ======

     A reconciliation of Rockford's effective income tax rate to the federal statutory rate follows:

                                                      YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                     1997     1998      1999
                                                     ----    ------    ------
                                                          (IN THOUSANDS)
Federal statutory rate.............................  $881    $1,374    $3,597
State tax net of federal benefit...................    79       275       575
Nondeductible items................................    36        45        98
Higher (lower) foreign tax rates...................   (43)       17       (34)
Foreign sales corporation benefit..................   (98)      (65)     (145)
Other, net.........................................   104        71        (3)
                                                     ----    ------    ------
                                                     $959    $1,717    $4,088
                                                     ====    ======    ======

     Rockford's income attributable to foreign operations amounted to approximately $237,000, $350,000 and $150,000 for the years ended December 31, 1997, 1998 and 1999.

     For the years ended December 31, 1997, 1998 and 1999, Rockford made tax payments of $694,000 (net of $460,000 in refunds), $2,082,000 and $4,631,000
(net of $29,000 in refunds), respectively.

8.  COMMON STOCK GRANTS AND OPTIONS

     The Board of Directors of Rockford prior to 1995 granted a certain consulting firm, which is providing executive and other consulting services to Rockford, options to purchase 215,000 shares of its authorized but unissued common stock at a price of $1.51 per share, protected against dilution, as defined, and expiring in August 2002. The price per share exceeded the fair value at the date of the grant. The stock options were fully vested at December 31, 1999.

     Rockford has elected to follow APB 25, and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, (Statement 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Rockford's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

     Rockford has provided a stock option plan for certain employees and directors. Under the plan, options to purchase common stock of Rockford will be granted to certain employees and directors at the fair value of the underlying common stock. The options generally have a term of ten years and are exercisable over three years commencing on the date of the grant. Options granted prior to December 31, 1996 will vest 100 percent upon an initial public offering or merger or acquisition of Rockford. Up to 2,150,000 shares are reserved and may be offered under this plan. Under certain circumstances, Rockford has the right to repurchase common stock acquired under the options at the fair value price.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires that the information be determined as if Rockford has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a minimum value pricing model with the following weighted-average assumptions:

Expected life of the award.............................      5 years
Dividend yield.........................................    0 percent
Risk-free interest rate................................    6 percent

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Rockford's pro forma information follows:

                                                     YEAR ENDED DECEMBER 31
                                                   --------------------------
                                                    1997      1998      1999
                                                   ------    ------    ------
                                                   (IN THOUSANDS, EXCEPT PER
                                                          SHARE DATA)
Net income as reported...........................  $1,632    $2,305    $6,497
Pro forma Statement 123 expense..................     (76)     (110)     (262)
                                                   ------    ------    ------
Pro forma net income.............................  $1,556    $2,195    $6,235
                                                   ======    ======    ======
Pro forma income per common share
  Basic..........................................  $ 0.35    $ 0.50    $ 1.35
                                                   ======    ======    ======
  Diluted........................................  $ 0.29    $ 0.39    $ 1.00
                                                   ======    ======    ======

                     ROCKFORD CORPORATION AND SUBSIDIARIES

     Option activity under the stock option plan during the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                                  OUTSTANDING OPTIONS
                                                              ----------------------------
                                           SHARES AVAILABLE               WEIGHTED-AVERAGE
                                             UNDER OPTION      SHARES      EXERCISE PRICE
                                           ----------------   ---------   ----------------
Outstanding at December 31, 1996.........       161,448         910,327        $1.97
Reserve shares...........................     1,075,000              --           --
Granted..................................      (672,103)        672,103         4.04
Exercised................................            --         (16,662)        1.99
Expired or cancelled.....................        62,888         (62,888)        2.15
                                              ---------       ---------        -----
Outstanding at December 31, 1997.........       627,233       1,502,880         2.89
Granted..................................      (158,025)        158,025         5.38
                                              ---------       ---------        -----
Outstanding at December 31, 1998.........       469,208       1,660,905         3.12
Granted..................................      (172,000)        172,000         7.67
Exercised................................            --         (20,747)        3.76
Expired or cancelled.....................        39,777         (39,777)        3.05
                                              ---------       ---------        -----
Outstanding at December 31, 1999.........       336,985       1,772,381        $3.56
                                              =========       =========        =====

The weighted-average fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was $0.90, $1.08 and $1.99, respectively.

     The following table summarizes information about stock options under the plan outstanding at December 31, 1999:

                            OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                -------------------------------------------   -----------------------------
                                     WEIGHTED-
                                      AVERAGE     WEIGHTED-                       WEIGHTED-
    RANGE            NUMBER          REMAINING     AVERAGE         NUMBER          AVERAGE
 OF EXERCISE     OUTSTANDING AT     CONTRACTUAL   EXERCISE     OUTSTANDING AT     EXERCISE
   PRICES       DECEMBER 31, 1999      LIFE         PRICE     DECEMBER 31, 1999     PRICE
-------------   -----------------   -----------   ---------   -----------------   ---------
    $1.51            454,527         5.0 years      $1.51          454,527          $1.51
$2.44 - $3.45        516,750         6.6 years       2.87          490,825           2.84
    $4.19            513,004         8.0 years       4.19          339,224           4.19
    $5.81            116,100         8.8 years       5.81           48,375           5.81
    $7.67            172,000         9.0 years       7.67           57,333           7.67

     Effective with the successful completion of its initial public offering, Rockford plans to grant options to purchase 64,500 shares of common stock at the offering price to a newly elected member of its Board of Directors.

                     ROCKFORD CORPORATION AND SUBSIDIARIES

9.  EARNINGS PER SHARE

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               1997      1998      1999
                                                              ------    ------    ------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Numerator:
  Net income................................................  $1,632    $2,305    $6,497
  Effect of dilutive securities interest impact of
     convertible debentures.................................     110       110        72
                                                              ------    ------    ------
Numerator for diluted net income per share, income available
  to common stockholders after assumed conversions..........  $1,742    $2,415    $6,569
                                                              ======    ======    ======
Denominator:
  Denominator for basic net income per share, weighted,
     average shares.........................................   4,401     4,412     4,641
  Effect of dilutive securities:
     Employee stock options.................................     529       772     1,075
     Warrants...............................................      61        70        71
     Convertible debentures.................................     697       697       503
                                                              ------    ------    ------
  Dilutive potential common shares..........................   1,287     1,539     1,648
                                                              ------    ------    ------
Denominator for diluted net income per share, adjusted
  weighted average shares and assumed conversions...........   5,688     5,951     6,289
Basic net income per share..................................  $ 0.37    $ 0.52    $ 1.40
                                                              ======    ======    ======
Diluted net income per share................................  $ 0.31    $ 0.41    $ 1.04
                                                              ======    ======    ======

10.  CONTINGENCIES

     Rockford is a party to legal proceedings which arise out of the ordinary course of business. Based upon advice from outside legal counsel, management is of the opinion that these matters will have no material effect on Rockford's consolidated financial position, results of operations or cash funds.

11.  BENEFIT PLAN

     Rockford has a 401(k) Retirement Savings Plan (Plan) covering substantially all employees who have completed six consecutive months of service without regard to hours of service. Under the terms of the Plan, employees may make voluntary contributions, subject to Internal Revenue Service limitations. Rockford will match employee contributions up to three percent of the employee's annual compensation. Additional contributions to the Plan can be made at the discretion of the Board of Directors. Contributions to the Plan during the year ended December 31, 1997, 1998 and 1999 were approximately $237,000, $296,000 and $369,000, respectively.

12.  STOCK PURCHASE PLAN

     On May 17, 1999 the shareholders of Rockford approved the Employee Stock Purchase Plan. A total of 361,200 shares of its common stock are reserved for issuance under the plan, which became effective September 1, 1999. Employees will be eligible to participate if they are employed by Rockford or a participating subsidiary for at least 20 hours per week and more than five months in any calendar year. Each employee will be able to purchase up to $25,000 worth of shares up to a

                     ROCKFORD CORPORATION AND SUBSIDIARIES
maximum of 1,000 shares in each calendar year. The price per share purchased under the plan will generally be 85 percent of the fair market value of the shares.

13.  SEGMENT INFORMATION

     Rockford operates its business under the car audio and professional audio product lines. For each of the periods ended December 31, 1997, 1998 and 1999, the professional audio line was not significant and, accordingly, no additional disclosures of revenue information about products are required. Below is geographic information for revenues of Rockford:

                                                        1997       1998        1999
                                                       -------    -------    --------
                                                               (IN THOUSANDS)
Sales from external customers(a)
  United States......................................  $64,165    $70,016    $105,482
  Export:
     Other Americas..................................    7,005      4,905       5,294
     Europe..........................................    7,819      6,599       7,337
     Asia............................................    8,434      6,057       5,776
                                                       -------    -------    --------
Total sales from external customers..................  $87,423    $87,577    $123,889
                                                       =======    =======    ========

---------------
(a) Revenues are attributed to geographic regions based on the location of customers.

     Rockford had no customers who accounted for more than 10 percent of net sales for all periods presented except for the year ended December 31, 1999 in which sales to one customer accounted for 19.9 percent of that period's net sales. Rockford's long-lived assets outside of the United States are not significant.

Inside back cover

Page highlights Hafler:

Upper left: [Hafler logo]


Middle left: [Photo of Hafler amplifier, of Hafler powered monitor and of Hafler home theater speaker]

Bottom left: Web site address www.hafler.com

Upper right: [Photo of Hafler studio monitor]

Middle right: [Photo of Hafler power amplifier]

Bottom: [Photo of professional sound engineers using Hafler professional monitors in recording studio]




Text in upper left: There is a human filter in the world of music sitting somewhere between the creative musician in the recording studio and the passionate listener in a living room or vehicle. That filter is the professional sound engineer, the person who makes a living recording, mixing, or broadcasting the music and movie soundtracks that we hear everyday.

It is Hafler's goal to be the brand of choice among recording professionals. Hafler has spent more than 50 years developing a brand that embraces the emotions of recording and listening to music. In 2000, we intend to take advantage of this passion by delivering the message of music and Hafler's heritage directly to home theater consumers.

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                                2,950,000 SHARES

                          [ROCKFORD CORPORATION LOGO]

                                  COMMON STOCK

                         -----------------------------

                              PRICE $11 PER SHARE
                         -----------------------------

DAIN RAUSCHER WESSELS
                        MCDONALD INVESTMENTS INC.
                                           NEEDHAM & COMPANY, INC.
                         ------------------------------
                                 April 20, 2000
                         ------------------------------

Until May 15, 2000 (25 days after the date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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